UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com

Santiago, Chile, June 30, 2015 – Sociedad Química y Minera de Chile S.A. (SQM), reports the translation of the financial statements that were filed with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile) for the period ended March 31, 2015.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

March 31, 2015

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of March 31, 2015 ThUS$	As of December 31, 2014 ThUS$

Current assets
Cash and cash equivalents	7.1	473,817	354,566
Other current financial assets	10.1	667,226	670,602
Other current non-financial assets	25	45,288	43,736
Trade and other receivables, current	10.2	311,800	340,830
Trade receivables due from related parties, current	9.5	113,596	134,506
Current inventories	8	965,998	919,603
Current tax assets	28.1	56,511	47,975
Total current assets		2,634,236	2,511,818

Non-current assets
Other non-current financial assets	10.1	641	427
Other non-current non-financial assets	25	34,999	32,171
Trade receivables, non-current	10.2	1,250	2,044
Investments in associates	11.1	51,374	49,723
Investments in joint ventures	12.3	27,433	26,055
Intangible assets other than goodwill	13.1	113,837	114,735
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	1,835,928	1,887,954
Deferred tax assets	28.4	465	340
Total non-current assets		2,104,315	2,151,837
Total assets		4,738,551	4,663,655

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of March 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Liabilities
Current liabilities
Other current financial liabilities	10.4	220,599	213,172
Trade and other payables, current	10.5	137,832	145,160
Trade payables due to related parties, current	9.6	195	231
Other current provisions	18.1	30,076	27,747
Current tax liabilities	28.2	37,209	28,983
Provisions for employee benefits, current	15.1	7,101	18,384
Other current non-financial liabilities	18.3	128,406	90,010
Total current liabilities		561,418	523,687

Non-current liabilities
Other non-current financial liabilities	10.4	1,570,588	1,574,225
Other non-current provisions	18.1	8,890	8,890
Deferred tax liabilities	28.4	228,026	223,349
Provisions for employee benefits, non-current	15.1	34,410	33,801
Total non-current liabilities		1,841,914	1,840,265
Total liabilities		2,403,332	2,363,952

Equity	17
Share capital		477,386	477,386
Retained earnings		1,811,454	1,775,612
Other reserves		(13,539)	(13,162)
Equity attributable to owners of the Parent		2,275,301	2,239,836
Non-controlling interests		59,918	59,867
Total equity		2,335,219	2,299,703
Total liabilities and equity		4,738,551	4,663,655

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to March
	Note	2015 ThUS$	2014 ThUS$
Revenue	20	387,519	534,072
Cost of sales	27.2	(256,824)	(379,249)
Gross profit		130,695	154,823

Other income	27.3	4,877	1,759
Administrative expenses	27.4	(21,165)	(21,335)
Other expenses by function	27.5	(14,880)	(15,244)
Other gains (losses)	27.6	394	439
Profit (loss) from operating activities		99,921	120,442
Finance income		3,350	2,992
Finance costs	22	(16,936)	(15,725)
Share of profit of associates and joint ventures accounted for using the equity method		3,559	4,575
Foreign currency translation differences	23	9,710	(1,682)
Profit (loss) before taxes		99,604	110,602
Income tax expense, continuing operations	28.4	(27,792)	(28,865)

Profit (loss) from continuing operations		71,812	81,737

Profit for the year		71,812	81,737
Profit attributable to
Owners of the Parent		71,685	81,005
Non-controlling interests		127	732
Profit for the year		71,812	81,737

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function, (continued)

		January to March
	Note	2015	2014
		US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.2724	0.3078

Basic earnings per share (US$ per share) from continuing operations		0.2724	0.3078

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.2724	0.3078

Diluted earnings per share (US$ per share) from continuing operations		0.2724	0.3078

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

	January to March
	2015	2014
Consolidated Statements of comprehensive income	ThUS$	ThUS$

Profit for the year	71,812	81,737
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(3,162)	(246)
Other comprehensive income before taxes and foreign currency translation differences	(3,162)	(246)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	3,596	8,756
Other comprehensive income before taxes and cash flow hedges	3,596	8,756
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	(18)	-
Other components of other comprehensive income before taxes	416	8,510

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(815)	(1,708)
Income taxes associated with components of other comprehensive income	(815)	(1,708)

Other comprehensive income	(399)	6,802

Total comprehensive income	71,413	88,539

Comprehensive income attributable to
Owners of the Parent	71,309	87,864
Non-controlling interests	104	675
Total comprehensive income	71,413	88,539

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	3/31/2015 ThUS$	3/31/2014 ThUS$

Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		434,103	436,943

Types of payments

Cash payments to suppliers for the provision of goods and services		(276,291)	(282,202)
Cash payments to and on behalf of employees		(11,525)	(9,768)
Other payments related to operating activities		(8,771)	(283)
Dividends received		2,592	3,929
Interest paid		(9,925)	(13,162)
Interest received		3,350	2,992
Reimbursed (paid) income taxes		(23,471)	(23,219)
Other incomes (outflows) of cash		4,273	9,374

Net cash generated from (used in) operating activities		114,335	124,604

Cash flows from (used in) investing activities
Other cash payments made to acquire interest in joint ventures		(59)	-
Proceeds from the sale of property, plant and equipment		221	159
Proceeds from sales of intangible assets		2,972	-
Acquisition of property, plant and equipment		(21,432)	(33,350)
Cash advances and loans granted to third parties		425	(588)
Other incomes (outflows) of cash (*)		15,970	56,020

Net cash generated from (used in) investing activities		(1,903)	22,241

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	3/31/2014 ThUS$	3/31/2014 ThUS$

Cash flows from (used in) financing activities

Proceeds from short-term borrowings		20,000	-
Total proceeds from borrowings		20,000	-
Repayment of borrowings		(20,000)	(218,498)

Net cash generated from (used in) financing activities		-	(218,498)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		112,432	71,653

Effects of exchange rate fluctuations on cash held		6,819	14,517
Net (decrease) increase in cash and cash equivalents		119,251	(57,136)

Cash and cash equivalents at beginning of period		354,566	476,622
Cash and cash equivalents at end of period		473,817	419,486

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,775,612	2,239,836	59,867	2,299,703
Profit for the year)	-	-	-	-	-	-	71,685	71,685	127	71,812
Other comprehensive income	-	(3,146)	2,780	(11)	-	(377)	-	(377)	(22)	(399)
Comprehensive income	-	(3,146)	2,780	(11)	-	(377)	71,685	71,308	105	71,413
Dividends	-	-	-	-	-	-	(35,843)	(35,843)	-	(35,843)
Increase (decrease) due to changes in interests in subsidiaries	-	-	-	-	-	-	-	-	(54)	(54)
Increase (decrease) in equity	-	(3,146)	2,780	(11)	-	(377)	35,842	35,465	51	35,516

Equity as of March 31, 2015	477,386	(10,847)	899	(1,914)	(1,677)	(13,539)	1,811,454	2,275,301	59,918	2,335,219

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

16

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2014	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241
Profit for the year)	-	-	-	-	-	-	81,005	81,005	732	81,737
Other comprehensive income	-	(189)	7,048	-	-	6,859	-	6,859	(57)	6,802
Comprehensive income	-	(189)	7,048	-	-	6,859	81,005	87,864	675	88,539
Dividends	-	-	-	-	-	-	(40,502)	(40,502)	-	(40,502)
Increase (decrease) in transfers and other changes (*)	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in equity	-	(189)	7,048	-	-	6,859	40,503	47,362	675	48,037

Equity as of March 31, 2014	477,386	(4,006)	3,282	(1,231)	(1,677)	(3,632)	1,950,228	2,423,982	56,296	2,480,278

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

17

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, mining works at Salar de Ascotán Region II of Chile, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

18

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving costs and energy.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

19

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business during more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of March 31, 2015 and December 31, 2014, staff was detailed as follows:

	31/03/2015			31/12/2014
Employees	Holding	Other subsidiaries	Total	Holding	Other subsidiaries	Total
Executives	28	75	103	29	76	105
Professionals	112	894	1,006	108	884	992
Technicians and operators	273	3,326	3,599	266	3,247	3,513
Foreign employees	-	196	196	-	190	190
Overall total	413	4,491	4,904	403	4,397	4,800

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

20

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of March 31, 2015 and December 31, 2014. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of March 31, 2015	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	61,189,825	50.83%	23.25%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,808,030	31.37%	7.007,688	5.82%	19.69%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	7,049,881	5,86%	2.68%
Banco Itau por Cuenta de Inversionistas	20,950	0.01%	5,748,602	4.78%	2.19%
Inversiones La Esperanza Limitada	3,711,598	2.60%	-	-	1.41%

(*) Total Pampa Group 29.94%

Shareholder as of December 31, 2014	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	61,894,725	51.42%	23.52%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,803,531	31.37%	7,007,688	5.82%	19.69%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	5,795,818	4.81%	2.20%
Banco Itau por Cuenta de Inversionistas	20,950	0.01%	5,412,076	4.50%	2.06%
Inversiones La Esperanza Limitada	3,711,598	2.60%	-	-	1.41%

(*) Total Pampa Group 29.90%

On March 31, 2015 the total number of shareholders had risen to 1,262.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

21

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended March 31, 2015 and December 31, 2014.
-	Consolidated Statements of Changes in Equity for the periods ended March 31, 2015 and 2014.
-	Consolidated Statements of Comprehensive Income for the periods between January and March 31, 2015 and 2014.
-	Statements of Direct-Method Cash Flows for the periods ended March 31, 2015 and 2014.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB). As of March the only instruction issued by the Chilean Superintendence of Securities and Insurance that contravenes IFRS refers to the particular recognition of the effect of deferred taxes.

On September 26, 2014, Law No.20,780 was enacted and published on September 29, 2014, which introduces amendments to the tax system in Chile referred to income taxes, among other matters. On October 17, 2014, the Chilean Superintendence of Securities and Insurance issued Circular No. 856 which required that the adjustment of deferred tax assets and liabilities generated as a direct effect of an increase in the corporate income tax rate provided by Law 20,780 (the Tax Reform) will be made against equity and not as required by IAS 12. Notes 3.38 and 28.4 provide a detail of criteria used and impacts related to the recording of the effects resulting from such tax reform and the application of the aforementioned Circular.

These consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated annual and interim accounts comply with each IFRS in force at their date of presentation. Certain reclassifications have been made for comparative purposes.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

22

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Other current and non-current asset and financial liabilities at amortized cost.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value.

2.4	Accounting pronouncements

New accounting pronouncements

a)         The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2015:

Amendments and improvements	Effective for annual periods beginning on
Amendment of IAS 19 “Employee Benefits” on defined benefit plans. – Issued in November 2013. This amendment applies to employee or third party contributions in defined benefit plans. Amendments are intended to simplify the accounting for contributions that are independent of the number of years of service of employees; e.g., contributions by employees that are calculated in accordance with a fixed percentage of the employee’s salary.	01/01/2015

Improvements to International Financial Reporting Standards (2012) issued in December 2013	Effective for annual periods beginning on
IFRS 2 “Share-based Payment” – It clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted.	01/01/2015

IFRS 3, "Business Combinations" – The standard is modified to clarify that the obligation to pay a contingent consideration that meets the definition of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, "Financial Instruments: Presentation." The standard was additionally amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at its fair value at each reporting date recognizing changes in fair value in profit or loss. Consequently, there are also changes to IFRS 9, IAS 37 and IAS 39. The amendment is applicable prospectively for business combinations the acquisition date of which is July 1, 2014 or after. Early adoption is permitted provided that amendments of IFRS 9 and IAS 37 also issued as part of the 2012 improvement plan are applied.	01/01/2015

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

23

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2012) issued in December 2013	Effective for annual periods beginning on
IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. The standard was additionally modified to require a reconciliation of assets of the segments to assets of an entity, when assets are reported by segment. Early adoption is permitted.	01/01/2015

IFRS 13 "Fair Value Measurement” – IASB has modified the basis for conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts if the effect of not adjusting is not significant.	01/01/2015

IAS 16, "Property, Plant and Equipment" and IAS 38, "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. Early adoption is permitted.	01/01/2015

IAS 24, "Related party Disclosures" – The standard is modified to include, as related party, an entity that provides key management personnel services to the reporting entity of the Parent of the reporting entity (“the managing entity”).Early adoption is permitted.	01/01/2015

Improvements to International Financial Reporting Standards (2013) issued in December 2013	Effective for annual periods beginning on
IFRS 1 “First-time Adoption of International Financial Reporting Standards” – It clarifies that when a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter of IFRS may opt to apply the older version of the standard, provided that the same standard is applied to all periods presented.	01/01/2015

Amendments and improvements	Effective for annual periods beginning on
IFRS 3 “Business Combinations” – The standard is modified to clarify that IFRS 3 is not applicable to the accounting recognition of the formation of a new joint arrangement under IFRS 11. This amendment also clarifies that only the scope exemption is applied to the financial statements of the joint arrangement.	01/01/2015

IFRS 13 “Fair Value Measurement” – It clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities as at their net amount, applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.	01/01/2015

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

24

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Effective for annual periods beginning on
IAS 40 “Investment Property” – The standard is modified to clarify that IAS 40 and IFRS 3 are not mutually excluding. In preparing the financial information, the application guide to IFRS 3 has to be considered to determine whether the acquisition of investment property is or is not a business combination. This amendment can be applied to individual acquisitions of investment property prior to such date if and only if the information required to apply the amendment is available.	01/01/2015

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

b)          Standards, interpretations and amendments issued, not effective for 2014, which the Company has not adopted early are as follows:

Amendments and interpretations	Effective for annual periods beginning on
IFRS 9 “Financial Instruments”- Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

Amendments and interpretations	Effective for annual periods beginning on
IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize Revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2017

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

25

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and interpretations	Effective for annual periods beginning on
IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset. Likewise, the amendments clarify that a revenue-based amortization method is inappropriate to measure the use of the economic benefits embedded in the intangible asset.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” on bearer plants. – Issued in June 2014. These amendments modify the financial information for “bearer plants”, such as vineyards, rubber wood tree and oil palm. The amendments define the concept of “bearer plant” and establish that they should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. Early adoption is permitted.	01/01/2016

Amendment of IAS 27 “Separate Financial Statements” on the equity method- Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements. Early adoption is permitted.	01/01/2016

Amendments and improvements	Effective for annual periods beginning on
Amendment of IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

26

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Effective for annual periods beginning on
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures.” Issued in December 2014. The amendment clarifies the application of the exception from consolidation for investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception on consolidation available for entities in group structures that include investment entities. The amendment to IAS 28 allows an entity that is not an investment entity, but has an interest in an associated or joint venture that is an investment entity, an option of accounting policy in the application of the equity method. The entity may opt for maintaining measurement at fair value applied by the associate or joint venture that is an investment entity or, consolidating at investment entity level (associate or joint venture). Early adoption is permitted.	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures. Early adoption is permitted.

Amendments and improvements	Effective for annual periods beginning on
IFRS 7 "Financial Instruments: Disclosures." This includes two amendments of IFRS 7. (1) Service contracts: If an entity transfers a financial asset to a third party in conditions that allow the transferor to derecognize the asset, IFRS 7 requires the disclosure of any type of continuing involvement that the entity may still have in the transferred assets. IFRS 7 provides guidance on what is understood as continuing involvement within this context. The amendment is prospective and can be applied retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS. (2) Interim financial statements: The amendment clarifies that the additional disclosure required by amendments of IFRS 7 "Offsetting of financial assets and financial liabilities” is not specifically required for all interim periods unless required by IAS 34. Such amendment is retrospective.	01/01/2016

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

27

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Effective for annual periods beginning on
IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used. Such amendment is retrospective but limited at the beginning of the first period presented.	01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective.	01/01/2016

The Company's management believes that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquire either at fair value or as proportional share of net identifiable assets of the acquiree.

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

28

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of				03/31/2015	12/31/2014
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

SQM S.A.
Los Militares 4290
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

29

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of	Functional			03/31/2015	12/31/2014
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	100.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

30

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value;

-	Impairment losses of certain assets, including trade receivables;

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;

-	Provisions for commitments assumed with third parties and contingent liabilities;

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and allowance for slow-moving spare-parts in stock;

-	Future cost for closure of mining sites;

-	The determination of the fair value of certain financial assets and derivative instruments;

-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

31

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Domestic entities:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of March 31, 2015 and December 31, 2014 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$626.58 per US$1.00 as of March 31, 2015, and Ch$606.75 per US$1.00 as of December 31, 2014.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF-denominated assets and liabilities as of March 31, 2015 amounted to Ch$24,622.78 (US$39.30), and as of December 31, 2014 amounted to Ch$24,627.10 (US$40.59).

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

32

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Foreign entities:

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.

-	Statement of income account items using the average exchange rate for the year.

-	Equity accounts are stated at the historical exchange rate prevailing at the acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences," within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	03/31/2015	12/31/2014
	US$	US$

Brazilian real	3.21	2.65
New Peruvian sol	3.09	2.97
Argentine peso	8.65	8.45
Japanese yen	120.37	120.55
Euro	0.93	0.82
Mexican peso	15.24	14.74
Australian dollar	0.76	0.82
Pound Sterling	0.67	0.64
South African rand	12.08	11.55
Ecuadorian dollar	1.00	1.00
Chilean peso	626.58	606.75
UF	39.30	40.59

(c)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognize in other comprehensive income.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

33

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

(d)	Group entities

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

34

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, (on the basis of the business model) for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise haven arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

35

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

36

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period, through maturity. Any adjustment to the carrying value of a hedged financial instrument, for which the effective rate is used, is amortized with a debit or credit to profit or loss at its fair value, attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

3.12	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or its legally extinguished entity the primary responsibility for the liability.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

37

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of March 31, 2015 and 2014, there are no embedded derivatives.

3.14	Fair value measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

38

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

These are expensed considering the proportional period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

39

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement, continued

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

40

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1. Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2. The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

41

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management, it has been considered that the carrying value of assets does not exceed the net recoverable value of such assets.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

42

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

43

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of March 31, 2015 and December 31, 2014.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

44

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.27	Prospecting expenses, continued

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

Paragraph 17 of IFRS 6 establishes that an asset for exploitation and evaluation should be classified as such when it loses the technical feasibility and trading feasibility for extraction and, therefore, must be impaired. For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

As of March 31, 2015 and December 31, 2014, the Company was unaware of any indication of impairment with respect to its assets.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

45

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets, continued

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended March 31, 2015, except when the Company records unabsorbed losses from prior years.

However, the Company defines as policy the distribution of 50% of its profit for the year ended December 31, 2014.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

46

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

47

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in profit or loss for the year and not within “other comprehensive income,” considering their insignificant amount.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended March 31, 2015 and December 31, 2014.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2015 and 2014. The net balance of this obligation is presented under the non-current provisions for employee benefits.

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

48

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.36	Revenue recognition, continued

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

49

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

50

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.38	Income tax and deferred taxes, continued

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

In accordance with the instructions issued by the Chilean Superintendence of Securities and Insurance in its Circular No. 856 of October 17, 2014, the effects generated by the change in the income tax rate approved by Law No. 20,780 (the Tax Reform) on income and deferred taxes, which in accordance with IAS 12 should be charged to profit or loss for the period, have been accounted for as retained earnings. Subsequent amendments will be recognized in profit or loss for the period in accordance with IAS 12.

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

51

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

52

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$165 million associated with fuel, gas and equivalents and approximately US$60 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$16,5 million in short-term movements.

As stated in the Company’s annual report, the markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their respective business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

53

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 4	Financial risk management, continued

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$ 368 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of March 31, 2015, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated both in Chilean pesos and UF, with a fair value of US$44 million against SQM. As of December 31, 2014, this amounts to US$37 million in favor SQM.

As of March 31, 2015, the Chilean peso to U.S. dollar exchange rate was Ch$626.58 per US$1.00 (Ch$ 606.75 per US$ 1.00 as of December 31, 2014).

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

54

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of March 31, 2015, approximately 13% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.3 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of March 31, 2015, the Company's financial liabilities are mainly concentrated in the long-term and approximately 11% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2015, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$450 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

55

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 4	Financial risk management, continued

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of March 31, 2015, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of March 31, 2015 and December 31, 2014, and statements of the comprehensive income, changes in equity and cash flows for the periods ended March 31, 2015 and 2014, have been prepared in accordance with International Financial Reporting Standards (IFRS) except for that indicated in Note 2.2. and the principles and criteria have been applied consistently.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

56

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	03/31/2015	12/31/2014
	ThUS$	ThUS$

Assets	4,489,090	4,305,107
Liabilities	(2,213,789)	(2,065,271)
Equity	2,275,301	2,239,836

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.94% as of March 31, 2015 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.10% of the total amount of issued, subscribed and fully-paid shares of SQM S.A..

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A..

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A..

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.69
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.94

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.41
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.10

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

57

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of March 31, 2015 and December 31, 2014, the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

58

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes Bélgica	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

59

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

60

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(374)	(2,595)	8,876	8,502	-	(2,899)
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	221	(4,763)	48,469	48,757	-	(2,381)
Comercial Agrorama Ltda.	30%	26	(30)	302	337	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	(1)	2,270	2,270	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(127)	(7,389)	59,918	59,867	-	(5,280)

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

61

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6    Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	03/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	Income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	682,897	104,435	716,959	21,170	39,005	3,860	3,860
Proinsa Ltda.	168	1	-	-	-	-	-
SQMC Internacional Ltda.	222	-	-	-	-	(1)	(1)
SQM Potasio S.A.	182,636	982,680	3,875	23,332	2,685	60,839	60,742
Serv. Integrales de Tránsito y Transf. S.A.	447,517	82,104	474,599	11,219	11,926	2,036	2,036
Isapre Norte Grande Ltda.	592	827	652	198	915	19	19
Ajay SQM Chile S.A.	19,138	1,017	1,409	632	11,838	763	763
Almacenes y Depósitos Ltda.	301	45	1	-	-	-	-
SQM Salar S.A.	653,315	914,415	380,166	185,456	171,758	50,774	50,739
SQM Industrial S.A.	1,310,398	794,018	1,076,248	92,313	172,366	32,410	29,305
Exploraciones Mineras S.A.	474	31,714	5,223	-	-	(66)	(66)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	437	506	361	517	525	11	11
Soquimich Comercial S.A.	139,537	21,639	37,086	953	20,805	(562)	(619)
Comercial Agrorama Ltda.	10,080	1,739	10,709	106	2,197	(87)	(87)
Comercial Hydro S.A.	8,610	98	28	104	13	57	57
Agrorama S.A.	10,604	540	11,356	9	2,152	(276)	(276)
Orcoma SpA	3	2,356	4	-	-	-	-
Orcoma Estudio SpA	3,181	1,514	62	-	-	-	-
SQM North America Corp.	220,707	16,435	205,139	1,781	75,014	(670)	(670)
RS Agro Chemical Trading Corporation A.V.V.	5,198	-	-	-	-	(2)	(2)
Nitratos Naturais do Chile Ltda.	3	204	4,103	-	-	319	319
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	127,312	3,722	-	-	13,764	11,281
SQM Peru S.A.	479	1	1,171	-	-	(40)	(40)
SQM Ecuador S.A.	15,127	67	15,041	29	3,875	(269)	(269)
SQM Brasil Ltda.	505	155	659	-	-	(87)	(87)
SQI Corporation N.V.	-	25	89	-	-	3	3
SQMC Holding Corporation L.L.P.	20,013	14,219	1,180	-	-	928	928
SQM Japan Co. Ltd.	2,155	244	217	450	657	86	86

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

62

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	03/31/2015
Subsidiary	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	290,484	1,262	235,526	-	118,534	6,252	6,252
SQM Italia SRL	1,109	-	14	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	159	145	39	-	-	-	-
SQM Virginia LLC	14,821	14,367	14,821	-	-	-	-
SQM Comercial de México S.A. de C.V.	110,525	1,495	82,236	-	51,970	(1,421)	(1,421)
SQM Investment Corporation N.V.	91,294	263	38,415	860	-	18,604	18,604
Royal Seed Trading Corporation A.V.V.	164,200	113	103,908	80,000	-	(2,250)	(2,278)
SQM Lithium Specialties LLP	15,774	3	1,264	-	-	-	-
Soquimich SRL Argentina	395	-	218	-	-	(2)	(2)
Comercial Caimán Internacional S.A.	263	-	1,122	-	-	(3)	(3)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	262	-	639	107	865	120	120
SQM Nitratos México S.A. de C.V.	32	3	17	8	62	1	1
Soquimich European Holding B.V.	73,061	128,545	85,305	-	-	13,271	10,784
SQM Iberian S.A.	62,862	69	53,890	-	29,211	3,641	3,641
SQM Africa Pty Ltd.	73,152	733	62,817	-	16,681	1,685	1,685
SQM Oceanía Pty Ltd.	3,189	-	1,152	-	532	(71)	(71)
SQM Agro India Pvt, Ltd.	5	-	2	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,874	21	652	-	1,206	(80)	(80)
SQM Thailand Limited	15,723	34	13,197	-	1,237	(117)	(117)
Total	4,660,575	3,245,369	3,645,408	419,244	736,029	203,438	195,146

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

63

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2014
Subsidiary	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	638,071	109,356	679,642	21,285	123,390	(529)	(529)
Proinsa Ltda.	174	1	-	-	-	1	1
SQMC Internacional Ltda.	229	-	-	-	-	(1)	(1)
SQM Potasio S.A.	167,134	934,783	3,703	20,847	2,379	166,673	167,019
Serv. Integrales de Tránsito y Transf. S.A.	430,047	82,657	459,844	11,093	48,747	7,008	7,008
Isapre Norte Grande Ltda.	698	767	702	198	4,577	41	-
Ajay SQM Chile S.A.	18,198	1,126	1,135	839	57,305	5,296	5,296
Almacenes y Depósitos Ltda.	311	46	1	-	-	(20)	(30)
SQM Salar S.A.	563,756	938,389	353,808	181,732	771,133	171,406	171,253
SQM Industrial S.A.	1,183,420	803,100	987,048	92,923	719,384	73,289	69,116
Exploraciones Mineras S.A.	478	31,713	5,160	-	-	(219)	(219)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	507	506	430	537	2,547	(63)	(65)
Soquimich Comercial S.A.	132,805	22,271	30,261	943	199,367	12,100	11,902
Comercial Agrorama Ltda.	12,048	1,815	12,632	106	14,724	102	103
Comercial Hydro S.A.	8,663	105	148	101	61	281	281
Agrorama S.A.	13,577	487	13,990	18	13,404	(103)	(103)
Orcoma SpA	3	2,356	4	-	-	(3)	(3)
Orcoma Estudio SpA	4,630	1,375	1,372	-	-	2	2
SQM North America Corp.	177,628	16,494	161,988	1,781	322,671	(1,622)	(2,294)
RS Agro Chemical Trading Corporation A.V.V.	5,201	-	-	-	-	(3)	(3)
Nitratos Naturais do Chile Ltda.	4	233	4,452	-	-	223	223
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	116,031	3,722	-	-	25,082	21,908
SQM Peru S.A.	520	1	1,172	-	-	(40)	(40)
SQM Ecuador S.A.	11,101	69	10,720	56	16,737	194	194
SQM Brasil Ltda.	724	1	636	-	453	220	220
SQI Corporation N.V.	-	23	89	-	-	5	4
SQMC Holding Corporation L.L.P.	17,552	15,481	1,024	-	-	3,944	3,944
SQM Japan Co. Ltd.	2,472	243	621	449	3,493	163	163

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

64

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	313,336	1,265	264,760	-	552,444	12,966	12,966
SQM Italia SRL	1,247	-	16	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	159	145	39	-	-	-	-
SQM Virginia LLC	14,821	14,367	14,821	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	81,196	1,302	53,428	-	178,243	916	916
SQM Investment Corporation N.V.	73,432	265	39,164	856	20	8,552	8,552
Royal Seed Trading Corporation A.V.V.	165,908	162	103,387	80,000	-	(4,941)	(4,384)
SQM Lithium Specialties LLP	15,774	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	396	-	217	-	-	(17)	(17)
Comercial Caimán Internacional S.A.	266	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	177	-	689	111	3,562	145	145
SQM Nitratos México S.A. de C.V.	38	4	29	4	262	6	6
Soquimich European Holding B.V.	77,712	117,371	89,566	-	-	26,368	23,180
SQM Iberian S.A.	54,332	72	49,004	-	132,270	5,781	5,782
SQM Africa Pty Ltd.	66,427	752	57,796	-	92,462	952	952
SQM Oceanía Pty Ltd.	3,257	-	1,149	-	3,550	(1,016)	(1,016)
SQM Agro India Pvt. Ltd.	4	-	1	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	5,491	31	3,217	-	7,764	143	143
SQM Thailand Limited	15,424	35	12,679	-	11,042	228	228
Total	4,285,442	3,215,209	3,426,767	413,879	3,281,991	513,490	502,783

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

65

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2015

As of March 31, 2015, there were no transactions conducted between subsidiaries.

b)	Transactions conducted in 2014

On November 21, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders of the subsidiary Orcoma Estudios SPA agreed to increase share capital from US$1,500, divided into 150,000 same-series fully paid and subscribed shares to US$4,631,507, divided into 196,229 same-series shares with no par value. SQM was not involved in such capital increase decreasing its interest in such company to 51%.

On December 18, 2014, at the General Shareholders’ Meeting of the subsidiary SQM Ecuador S.A., the shareholders agreed to absorb the Company’s accumulated deficit totaling US$ 455.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

66

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of March 31, 2015 and December 31, 2014, cash and cash equivalents are detailed as follows:

a) Cash	03/31/2015	12/31/20141
	ThUS$	ThUS$
Cash on hand	107	88
Cash in banks	28,983	29,404
Other demand deposits	1,622	-
Total cash	30,712	29,492

b) Cash equivalents	03/31/2015	12/31/2014
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	61,507	29,492
Short-term investments, classified as cash equivalents	381,598	295,582
Total cash equivalents	443,105	325,074

Total cash and cash equivalents	473,817	354,566

7.2	Short-term investments, classified as cash equivalents

As of March 31, 2015 and December 31, 2014, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	03/31/2015 MUS$	12/31/2014 MUS$
Legg Mason - Western Asset Institutional Cash Reserves	128,643	100,988
BlackRock - Institutional US Dollar Liquidity Fund	128,406	97,351
JP Morgan US dollar Liquidity Fund Institutional	124,549	97,243
Total	381,598	295,582

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

67

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of March 31, 2015 and December 31, 2014, information on cash and cash equivalents by currency is detailed as follows:

	03/31/2015	12/31/2014
Original currency	MUS$	MUS$
Chilean Peso (*)	1,712	6,355
US Dollar	459,917	328,392
Euro	8,227	10,449
Mexican Peso	281	736
South African Rand	956	4,046
Japanese Yen	1,545	1,701
Peruvian Sol	1	1
Brazilian Real	19	29
Chinese Yuan	270	769
Indonesian Rupiah	1	4
Indian Rupee	12	12
Thai Baht	813	2,055
Argentine Peso	9	12
Pound Sterling	54	5
Total	473,817	354,566

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of March 31, 2015 and December 31, 2014, the Company has no significant cash balances with any type of restriction.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

68

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	03/31/2015 ThUS$
Banco Crédito e Inversiones	A plazo fijo	Dólar Estadounidense	0.35	08/01/2015	06/04/2015	20,000	16	20,016
Banco Crédito e Inversiones	A plazo fijo	Dólar Estadounidense	0.33	06/01/2015	01/04/2015	20,017	16	20,033
Banco Crédito e Inversiones	A plazo fijo	Pesos Chilenos	0.92	31/03/2015	09/04/2015	638	-	638
Banco Security	A plazo fijo	Dólar Estadounidense	0.35	06/01/2015	01/04/2015	4,000	3	4,003
Citibank New York	Overnight	Dólar Estadounidense	0.01	31/03/2015	01/04/2015	7,119	-	7,119
Citibank New York	Overnight	Dólar Estadounidense	0.01	31/03/2015	01/04/2015	1,021	-	1,021
Citifunds Institutional Liquid Reserve Ltd.	Overnight	Dólar Estadounidense	0.01	31/03/2015	01/04/2015	238	-	238
BBVA Banco Francés	A plazo fijo	Dólar Estadounidense	18.5	28/03/2015	30/03/2015	364	-	364
ABN Amro Bank	A la vista	Euro	-	31/12/2014	01/04/2015	3,699	-	3,699
Nedbank	A la vista	Dólar Estadounidense	-	31/03/2015	30/04/2015	4,376	-	4,376
Total						61,472	35	61,507

2014 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2014 ThUS$
Banco Estado	A plazo fijo	Pesos Chilenos	0,24	30/12/2014	08/01/2015	4,121	-	4,121
Banco Crédito e Inversiones	A plazo fijo	Pesos Chilenos	0,23	30/12/2014	08/01/2015	824	-	824
Banco BBVA Chile	A plazo fijo	Dólar Estadounidense	0,45	29/10/2014	06/01/2015	20,000	16	20,016
BBVA Banco Francés	A plazo fijo	Dólar Estadounidense	18,5	29/12/2014	28/01/2015	362	-	362
ABN Amro Bank	A plazo fijo	Euro	-	31/12/2014	31/01/2015	4,169	-	4,169
Total						29,476	16	29,492

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

69

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	03/31/2015 ThUS$	12/31/2014 ThUS$

Raw material reserves	10,087	9,540
Supplies for production reserves	29,647	30,398
Products-in-progress reserves	467,550	453,816
Finished product reserves	458,714	425,849
Total	965,998	919,603

Inventory reserves recognized as of March 31, 2015 amount to ThUS$82,316, and ThUS$82,966 as of December 31, 2014. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of March 31, 2015, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$214,083 and to ThUS$332,025 as of March 31, 2014.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	03/31/2015 ThUS$	12/31/2014 ThUS$

Raw material reserves	93	93
Supplies for production reserves	500	500
Products-in-progress reserves	55,151	55,994
Finished product reserves	26,572	26,379

Total	82,316	82,966

The Company has not delivered inventory as collateral for the periods indicated above.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

70

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended March 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.94% as of March 31, 2015 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.10% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.69
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.94

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.41
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.10

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

71

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of March 31, 2015 and December 31, 2014, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

72

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of March 31, 2015 and December 31, 2014, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence
Foreign	SQM Vitas Spain	Spain	Euro	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

73

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of March 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of March 31, 2015 and December 31, 2014, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	03/31/2015 ThUS$	12/31/2014 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	328	26,806
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	7,616	28,566
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	-	2,728
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	5,819	23,533
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,592	7,139
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	-	90
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	2,218	8,535
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	2,251	6,852
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	294	1,112
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	1,245
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	-	35
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Other Transactions	31	47
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	13,858	76,714
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	221	1,546
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	-	51,841
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	13,783	30,978
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	1,722	13,975
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	529	1,681
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	53,763
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	1,593	4,930
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	3,228	7,700
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	4

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

74

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	03/31/2015	12/31/2014
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	136	340
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	3,667	2,559
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,735	3,674
Foreign	Ajay North America LLC.	Associate	United States	US$	4,706	2,793
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	1,772	3,596
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	16,353	19,445
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	7
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	21,931	29,425
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	24,290	20,716
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	3,125	3,772
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2,533	2,534
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	27,925	43,900
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	77	87
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	565	523
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	1,726	1,099
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	49	36
Total					113,596	134,506

9.6	Trade payables due to related parties, current:

Tax ID	Company.	Nature	Country of	Currency	03/31/2015	12/31/2014
No.			origin		ThUS$	ThUS$

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	22	71
Foreign	SQM Vitas Plantacote B.V..	Joint venture	Holland	Euro	173	160
Total as of to-date					195	231

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

75

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

On March 18, 2015, the Directors: Wayne R. Brownlee, José Maria Eyzaguirre B. and Alejandro Montero P. elected through the votes of the shareholder Potash Corporation of Saskatchewan Inc., resigned to their positions of directors of SQM starting from 9:15 p.m. of Tuesday, March 17, 2015.

As of March 31, 2015, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 125 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2014.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.05% of profit for the period effectively earned by the Company during fiscal years 2014.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

76

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2014.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2015 amount to ThUS$150 (ThUS$ 3,424 as of December 31, 2014).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 75 in favor of each of the three Directors who are a part of the Company’s Audit Committee, regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.02% of the Company’s profit for the period effectively earned by the Company during fiscal years 2014 and 2013.

4)	No guarantees have been constituted in favor of the directors.

5)	Senior management compensation:

a)	As of March 31, 2015, the global compensation paid to the 106 main executives amounts to ThUS$8,974 (ThUS$25,666 as of December 31, 2014). This includes monthly fixed salary and variable performance bonuses.

b)	The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

6)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

7)	No guarantees have been constituted in favor of the Company’s management.

8)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended March 31, 2015 and the year ended December 31, 2014 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

77

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

9)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is also a member of the Ultramar Group. As of March 31, 2015, the amount of transactions with this Group is approximately ThUS$1,885 (ThUS$12,287 as of December 31, 2014). In addition, Director José María Eyzaguirre is also a partner of Claro y Compañía. As of March 31, 2015, there are no transactions with this Group (ThUS$242 as of December 31, 2014).

9.8	Key management personnel compensation

	03/31/2015	12/31/2014
	ThUS$	ThUS$

Key management personnel compensation	8,974	25,666

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

78

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	03/31/2015 ThUS$	12/31/2014 ThUS$

Other current financial assets (1)	637,474	653,442
Derivatives (2)	29,752	17,160
Hedging assets, current	-	-
Total other current financial assets	667,226	670,602

Other non-current financial assets	641	427
Total other non-current financial assets	641	427

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	03/31/2015 MUS$	12/31/2014 MUS$
Banco Santander	77,792	141,914
BBVA	71,265	91,718
Banco de Crédito e Inversiones	199,787	140,216
Banco de Chile	38,890	60,153
Corpbanca	90,651	91,372
Banco Itaú	100,351	100,136
Banco Security	24,737	24,683
BNP Paribas New York	30,011	-
Morgan Stanley	3,990	3,250
Total	637,474	653,442

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

79

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, current and non-current

	03/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	298,189	-	298,189	322,231	-	322,231
Prepayments	6,026	-	6,026	11,378	-	11,378
Other receivables	7,585	1,250	8,835	7,221	2,044	9,265
Total trade and other receivables	311,800	1,250	313,050	340,830	2,044	342,874

	03/31/2015			12/31/2014
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	313,069	(14,880)	298,189	337,296	(15,065)	322,231
Trade receivables, current	313,069	(14,880)	298,189	337,296	(15,065)	322,231
Prepayments, current	8,826	(2,800)	6,026	14,178	(2,800)	11,378
Other receivables, current	9,558	(1,973)	7,585	9,184	(1,963)	7,221
Current trade and other receivables	331,453	(19,653)	311,800	360,658	(19,828)	340,830
Other receivables, non-current	1,250	-	1,250	2,044	-	2,044
Non-current receivables	1,250	-	1,250	2,044	-	2,044
Total trade and other receivables	332,703	(19,653)	313,050	362,702	(19,828)	342,874

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

80

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of March 31, 2015 and December 31, 2014, the detail of the unsecuritized portfolio is as follows:

	03/31/2015
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,898	1,848	1,210	886	819	339	313	272	251	1,794	10,630
Portfolio under no renegotiated terms	255,277	16,207	2,953	3,998	14,422	1,166	1,659	195	318	6,649	302,844
Number of customers under renegotiated terms portfolio	27	288	67	88	47	12	70	30	1	275	905
Portfolio under renegotiated terms, gross	744	1,753	1,283	1,013	625	140	1,114	470	928	2,155	10,225
Total gross portfolio	256,021	17,960	4,236	5,011	15,047	1,306	2,773	665	1,246	8,804	313,069

	12/31/2014
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,997	574	533	90	305	297	15	269	283	1,779	7,142
Portfolio under no renegotiated terms	243,255	51,738	21,425	5,883	718	1,062	127	520	162	6,659	331,549
Number of customers under renegotiated terms portfolio	49	7	2	2	1	1	1	2	1	81	147
Portfolio under renegotiated terms, gross	1,027	55	20	1,052	412	958	22	6	15	2,180	5,747
Total gross portfolio	244,282	51,793	21,445	6,935	1,130	2,020	149	526	177	8,839	337,296

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

81

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	03/31/2015 MUS$	12/31/2014 MUS$
Allowance for portfolio under no renegotiated terms	16,089	16,585
Allowance for portfolio with renegotiated terms	3,576	3,717
Write-offs for the period	(12)	(474)
Total	19,653	19,828

a)	Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of March 31, 2015, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$306,440 and as of December 31, 2014 such contracts amounted to ThUS$368,017.

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

March 31, 2015	49,085	(42,403)	3,623	(815)	2,808

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2014	37,034	(43,236)	1,638	(311)	1,327

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

82

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

March 31, 2015	974	(351)	(28)	-	(28)

December 31, 2014	736	(1,050)	557	-	557

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force as of March 31, 2015 and December 31, 2014.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	70,735	UF	12/01/2026
H	157,188	UF	01/05/2018
M	36,297	UF	02/01/2017
O	58,946	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

83

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% to 120%. The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b)	Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of March 31, 2015 and December 31, 2014, the detail is as follows:

	03/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	190,871	219,887	410,758	191,116	219,838	410,954
Obligations with the public	26,222	1,307,397	1,333,619	19,453	1,317,429	1,336,882
Derivatives	2,004	-	2,004	1,791	-	1,791
Hedging liabilities	1,502	43,304	44,806	812	36,958	37,770
Total	220,599	1,570,588	1,791,187	213,172	1,574,225	1,787,397

Current and non-current borrowings

As of March 31, 2015 and December 31, 2014, the detail is as follows:

	03/31/2015	12/31/2014
	ThUS$	ThUS$
Long-term borrowings	219,887	219,838
Short-term borrowings	100,085	100,057
Current portion of long-term borrowings	90,786	91,059
Short-term loans and current portion of long-term borrowings	190,871	191,116
Total borrowings assumed	410,758	410,954

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

84

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of March 31, 2015 and December 31, 2014, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.62%	0.62%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.49%	0.49%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	2.83%	2.40%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.41%	0.41%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.29%	0.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.00%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.00%	1.22%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.12%	1.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.77%	0.97%

		03/31/2015			03/31/2015
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,005	-	20,005	-	20,005
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	10	20,000	20,010	-	20,010
SQM.S.A.	Banco Estado	-	20,000	20,000		20,055	20,055	-	20,055
SQM S.A.	Banco Estado NY Branch	-	-	-	-	168	168	-	168
SQM Salar S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,009	-	20,009	-	20,009
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,006	-	20,006	-	20,006
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	309	50,000	50,309	(59)	50,250
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	239	-	239	(65)	174
Royal Seed Trading Corporation A.V.V.	Export Development Canada	10,000	10,000	20,000	10,142	10,000	20,142	(60)	20,082
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	10,000	10,000	20,000	10,181	10,000	20,181	(69)	20,111
Total		80,000	110,000	190,000	80,901	110,223	191,124	(253)	190,871

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

85

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.46%	0.46%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.38%	0.38%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.41%	0.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.45%	1.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	2.12%	0.97%

		12/31/2014				12/31//2014
		Nominal amounts				Current amounts
Debtor Filial	Creditor Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	5	20,000	20,005	-	20,005
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Banco Estado	-	20,000	20,000	-	20,026	20,026	-	20,026
SQM S.A.	Banco Estado NY Branch	-	-	-	988	-	988	-	988
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,008	-	20,008	-	20,008
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	-	50,137	50,137	(85)	50,052
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	117	117	(66)	51
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,013	20,013	(60)	19,953
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,084	20,084	(69)	20,015
Total		20,000	170,000	190,000	21,019	170,377	191,396	(280)	191,116

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

86

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10   Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of March 31, 2015 and December 31, 2014, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

							Periodicity
Tax ID No.	Debtor Subsidiary	País	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2015	US$	Semiannual	Upon maturity	7.17%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2015	US$	Semiannual	Upon maturity	5.83%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2015	US$	Semiannual	Upon maturity	4.60%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2015	US$	Semiannual	Upon maturity	3.90%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	06/01/2015	UF	Semiannual	Semiannual	3.57%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2015	UF	Semiannual	Semiannual	5.19%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2015	UF	Semiannual	Upon maturity	4.07%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2015	UF	Semiannual	Upon maturity	3.97%	3.80%

			03/31/2015 Nominal maturities				03/31/2015 Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	5,649	-	5,649	(293)	5,356
SQM S.A.	Chile	ThUS$250,000	-	-	-	6,111	-	6,111	(384)	5,727
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	1,914	1,914	(433)	1,481
SQM S.A.	Chile	ThUS$300,000	-	-	-	5,377	-	5,377	(614)	4,763
SQM S.A.	Chile	C	2,947	2,947	5,894	3,882	2,947	6,829	-	6,829
SQM S.A.	Chile	H	-	-	-	-	1,818	1,818	(139)	1,679
SQM S.A.	Chile	M	-	-	-	-	215	215	(130)	85
SQM S.A.	Chile	O	-	-	-	-	369	369	(67)	302
Total			2,947	2,947	5,894	21,019	7,263	28,282	(2,060)	26,222

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

87

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

	Debtor						Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2015	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2015	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2015	US$	Semiannual	Upon maturity	4.46%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2015	US$	Semiannual	Upon maturity	3.86%	4.38%
93.007.000-9	SQM S.A.	Chile	446	C	06/01/2015	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2015	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2015	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	02/01/2015	UF	Semiannual	Upon maturity	3.74%	3.80%

			12/31/2014				12/31/2014
			Nominal maturities				Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2.586	2.586	(293)	2.293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2.674	2.674	(384)	2.290
SQM S.A.	Chile	ThUS$250,000	-	-	-	1.914	-	1.914	(433)	1.481
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2.658	2.658	(614)	2.044
SQM S.A.	Chile	C	-	6,088	6,088	-	6,329	6,329	-	6,329
SQM S.A.	Chile	H	-	-	-	3,843	-	3,843	(139)	3,704
SQM S.A.	Chile	M	-	-	-	554	-	554	(130)	424
SQM S.A.	Chile	O	-	-	-	955	-	955	(67)	888
Total			-	6,088	6,088	7,266	14,247	21,513	(2,060)	19,453

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

88

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of March 31, 2015 and December 31, 2014 are detailed as follows:

Tax ID No.	Debtor Subsidiary	Country	Tax ID No.	Creditor Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.40%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	1.22%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.12%	1.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.45%	0.97%

		Nominal non-current maturities				Non-current maturities
		03/31/2015				03/31/2015
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	140,000	-	140,000	-	140,000	-	140,000	-	140,000
Royal Seed Trading Corporation A.V.V.	Bank of America	40,000	-	-	40,000	40,000	-	-	40,000	(33)	39,967
Royal Seed Trading Corporation A.V.V.	Export Development Canada	20,000	-	-	20,000	20,000	-	-	20,000	(43)	19,957
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	20,000	-	-	20,000	20,000	-	-	20,000	(37)	19,963
Total		80,000	140,000	-	220,000	80,000	140,000	-	220,000	(113)	219,887

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

89

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Caimán) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.45%	0.97%

		Nominal non-current maturities				Non-current maturities
		12/31/2014				12/31/2014
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	140,000	-	140,000	-	140,000	-	140,000	-	140,000
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(49)	39,951
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	-	20,000	-	20,000	-	20,000	(59)	19,941
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	20,000	-	20,000	-	20,000	-	20,000	(54)	19,946
Total		-	220,000	-	220,000	-	220,000	-	220,000	(162)	219,838

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

90

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of March 31, 2015 and December 31, 2014 is detailed as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.46%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.74%	3.80%

Nominal non-current maturities 03/31/2015							Non-current maturities 03/31/2015
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$200,000	200,000	-	-	-	-	200,000	200,000	-	-	-	-	200,000	-	200,000
ThUS$250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	-	250,000	(1,582)	248,418
ThUS$250,000					250,000	250,000					250,000	250,000	(3,827)	246,173
ThUS$300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(4,302)	295,698
C	5,895	5,895	5,895	5,895	41,260	64,840	5,895	5,895	5,895	5,895	41,260	64,840	-	64,840
H	-	-	-	-	157,188	157,188	-	-	-	-	157,188	157,188	(1,914)	155,274
M	39,297	-	-	-	-	39,297	39,297	-	-	-	-	39,297	(119)	39,178
O	-	-	-	-	58,946	58,946	-	-	-	-	58,946	58,946	(1,130)	57,816
Total	245,192	5,895	5,895	255,895	807,394	1,320,271	245,192	5,895	5,895	255,895	807,394	1,320,271	(12,874)	1,307,397

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

91

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Unsecured interest-bearing liabilities, non-current, continued

As of March 31, 2015 and December 31, 2014, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.46%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.74%	3.80%

Nominal non-current maturities 12/31/2014							Non-current maturities 12/31/2014
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$200,000	200,000	-	-	-	-	200,000	200,000	-	-	-	-	200,000	(73)	199,927
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,655)	248,345
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,935)	246,065
ThUS$300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(4,456)	295,544
C	6,088	6,088	6,088	6,088	42,619	66,971	6,088	6,088	6,088	6,088	42,619	66,971	-	66,971
H	-	-	-	-	162,354	162,354	-	-	-	-	162,354	162,354	(1,949)	160,405
M	-	40,588	-	-	-	40,588	-	40,588	-	-	-	40,588	(153)	40,435
O	-	-	-	-	60,883	60,883	-	-	-	-	60,883	60,883	(1,146)	59,737
Total	206,088	46,676	6,088	6,088	1,065,856	1,330,796	206,088	46,676	6,088	6,088	1,065,856	1,330,796	(13,367)	1,317,429

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

92

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 31st of March 2015 and the 31st of December 2014, short term bonds of MUS$26,222 and MUS$19,453 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,307,397 on the 31st March 2015 and MUS$1,317,429 on the 31st December 2014, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of March 31, 2015 and December 31, 2014, the details of each issuance are as follows

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of March 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Series C bonds:

Payments made	03/31/2015	12/31/2014
	MUS$	MUS$
Principal payment	-	6,301
Interest payment	-	3,184

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of March 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Payments of interest	-	12,250

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

93

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of March 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Payment of principal of Series G bonds	-	39,713
Payments of interest, Series G bonds	-	1,366
Payments of interest, Series H bonds	3,893	8,496

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of March 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Series J and I bonds:

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Payments of principal Series J bonds	-	94,454
Payment of interest, Series J bonds	-	2,563
Payments of principal Series I bonds	-	64,083
Payment of interest, Series I bonds	-	1,206

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

94

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of March 31, 2015 and December 31, 2014, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Interest payment	-	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of March 31, 2015, and December 31, 2014 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest, Series M bonds	636	1,380
Payment of interest, Series O bonds	1,097	2,381

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of March 31, 2015 and December 31, 2014, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	-	10,875

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

95

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of March 31, 2015 and December 31, 2014, the following payments have been made.

Payments made	03/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	2,734	-

10.5	Trade and other payables

	03/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	137,658	-	137,658	144,998	-	144,998
Retained (or accrued)	174	-	174	162	-	162
Total	137,832	-	137,832	145,160	-	145,160

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2015, the Company has purchase orders amounting to ThUS$21,360 (ThUS$15,966 as of December 31, 2014).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value	03/31/2015	Effect on profit or loss as of 03/31/2015	12/31/2014	Effect on profit or loss as of 12/31/2014
through profit or loss	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	974	(351)	736	1,637
	974	(351)	736	1,637

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of March 31, 2015, including derivates, received during the year.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

96

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	03/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	637,474	-	637,474	653,442	-	653,442
Investments held-to-maturity measured at amortized cost	-	641	641	-	427	427
Loans and receivables measured at amortized cost	311,800	1,250	313,050	340,830	2,044	342,874
Total financial assets measured at amortized cost	949,274	1,891	951,165	994,272	2,471	996,743

Financial assets at fair value through profit or loss	29,752	-	29,752	17,160	-	17,160
Total financial assets at fair value	29,752	-	29,752	17,160	-	17,160
Total financial assets	979,026	1,891	980,917	1,011,432	2,471	1,013,903

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

97

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10 Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	03/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	3,506	43,304	46,810	2,603	36,958	39,561
Financial liabilities at fair value through profit or loss	3,506	43,304	46,810	2,603	36,958	39,561

Financial liabilities measured at amortized cost	354,925	1,527,284	1,882,209	355,729	1,537,267	1,892,996
Total financial liabilities measured at amortized cost	354,925	1,527,284	1,882,209	355,729	1,537,267	1,892,996
Total financial liabilities	358,431	1,570,588	1,929,019	358,332	1,574,225	1,932,557

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

98

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10 Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (US$), credits denominated in foreign currency (US$).

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

99

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10 Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of March 31, 2015 and December 31, 2014, assets pledged as guarantees are as follows:

Restricted cash	03/31/2015 ThUS$	12/31/2014 ThUS$
Isapre Norte Grande Ltda.	760	682
Total	760	682

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

100

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10 Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	03/31/2015		12/31/2014
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	473,817	473,817	354,566	354,566
Current trade and other receivables	311,800	311,800	340,830	340,830
Other financial assets, current:
- Time deposits	637,474	637,474	653,442	653,442
- Derivative instruments	29,752	29,752	17,160	17,160
- Current hedging assets	-	-	-	-
Total other current financial assets	667,226	667,226	670,602	670,602
Non-Current Trade Receivables	1,250	1,250	2,044	2,044
Other non-current financial assets:	641	641	427	427
Other non-current financial assets:	641	641	427	427
Other financial liabilities, current:
- Bank loans	190,871	190,871	191,116	191,116
- Derivative instruments	2,004	2,004	1,791	1,791
- Hedging liabilities	1,502	1,502	812	812
- Unsecured obligations	26,222	26,222	19,453	19,453
Other financial liabilities, current	220,599	220,599	213,172	213,172
Current and non-current accounts payable	137,832	137,832	145,160	145,160
Other non-current financial liabilities:
- Bank loans	219,887	177,234	219,838	180,756
- Unsecured obligations	1,307,397	1,575,138	1,317,429	1,584,237
- Non-current hedging liabilities	43,304	43,304	36,958	36,958
Other non-current financial liabilities:	1,570,588	1,795,676	1,574,225	1,801,951

Fair value hierarchy

Fair value hierarchies are as follows:

a)	Level 1: When only quoted (unadjusted) prices have been used in active markets.

b)	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

c)	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments, bank loans, and unsecurable obligations are level 2 fair value instruments, based on discounted cash flows using market based rates as of year-end.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

101

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 10 Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

102

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 11 Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of March 31, 2015 and December 31, 2014, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	1,327	1,159	195	942	(28)	-	167	942
Abu Dhabi Fertilizer Industries WWL	10,836	10,269	493	1,783	4	-	497	1,783
Doktor Tarsa Tarim Sanayi AS	17,229	14,869	1,214	4,138	(1,200)	-	14	4,138
Ajay North America	12,422	13,530	1,353	6,188	-	-	1,353	6,188
Ajay Europe SARL	8,034	8,004	740	2,570	(1,044)	(30)	(304)	2,540
SQM Eastmed Turkey	88	88	-	(21)	-	-	-	(21)
Charlee SQM Thailand Co. Ltd.	1,438	1,804	(7)	158	23	-	16	158
Total	51,374	49,723	3,988	15,758	(2,245)	(30)	1,743	15,728

				Share of
	Description of the nature of the		Country of	ownership in
Associate	relationship	Domicile	incorporation	associates	Dividends received
					03/31/2015	12/31/2014
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	-	1,245
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2,592	7,139
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	-	2,728
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

SQM S.A.

Los Militares 4290

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

103

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 11 Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

03/31/2015
						Gain (loss)
						from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,451	685	1,457	24	3,351	390	(56)	390
Abu Dhabi Fertilizer Industries WWL	30,897	2,711	4,321	-	12,186	1,332	11	1,332
Doktor Tarsa Tarim Sanayi AS	72,702	9,479	47,723	-	10,019	2,431	(2,400)	2,431
Ajay North America	20,591	10,445	5,685	-	14,996	2,762	-	2,762
Ajay Europe SARL	21,535	1,794	7,260	-	13,405	1,479	(2,088)	1,432
SQM Eastmed Turkey	10	228	62	-	-	-	-	-
Charlee SQM Thailand Co. Ltd.	8,163	675	5,246	-	966	(17)	58	(17)
Total	157,349	26,017	71,754	24	54,923	8,377	(4,475)	8,330

12/31/2014
						Gain (loss)
						from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,957	481	2,099	22	12,750	1,883	-	1,883
Abu Dhabi Fertilizer Industries WWL	31,010	2,795	6,048	-	53,186	4,819	-	4,819
Doktor Tarsa Tarim Sanayi AS	75,497	10,099	39,515	16,344	83,397	8,275	-	8,275
Ajay North America	20,912	10,269	3,568	-	60,101	12,628	-	12,628
Ajay Europe SARL	21,929	2,103	8,023	-	51,687	5,142	(59)	5,083
SQM Eastmed Turkey	10	228	62	-	-	(42)	-	(42)
Charlee SQM Thailand Co. Ltd.	8,279	669	4,435	-	12,968	394	-	394
Total	161,594	26,644	63,750	16,366	274,089	33,099	(59)	33,040

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Phone number: (56 2) 425 2000

www.sqm.com

104

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 11 Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of March 31, 2015 and December 31, 2014.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Phone number: (56 2) 425 2000

www.sqm.com

105

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 12 Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2015

AS of March 31, 2015 there are no changes in the detail of interests in joint ventures.

b)	Operations conducted in 2014

During the second quarter of 2014, SQM Industrial S.A. received a reimbursement of capital amounting to ThUS$2,011 from SQM Vitas Fzco, resulting in a decrease capital, and maintaining the interest in this Company.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Phone number: (56 2) 425 2000

www.sqm.com

106

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	03/31/2015	12/31/2014
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

107

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	13,701	12,819	186	(414)	-	(1)	186	(415)
Coromandel SQM India	803	754	241	128	18	-	259	128
SQM Vitas Fzco,	9,566	9,189	(1,074)	2,049	(581)	(457)	(1,655)	1,592
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,080	1,969	111	494	-	-	111	494
SQM Vitas Holland	1,283	1,324	107	101	(147)	-	(40)	101
Total	27,433	26,055	(429)	2,358	(710)	(458)	(1,139)	1,900

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil (1)	2,467	5,670	(2,241)	1,045	-	-	(1,120)	522
SQM Vitas Peru (1)	5,129	4,993	322	948	-	-	161	474
SQM Vitas Southern Africa (1)	62	180	-	(907)	-	-	-	(453)
SQM Vitas Spain (2)	1,126	1,023	219	291	-	-	109	145
SQM Vitas Plantacote B.V. (2)	1,009	1,135	-	1	-	-	-	-
Total	9,793	13,001	(1,700)	1,378	-	-	(850)	688

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

108

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 12 Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	03/31/2015
						Gain (loss)
						from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	48,345	8,550	29,493	-	15,413	372	-	372
Coromandel SQM India	6,888	1,051	6,265	67	10,207	481	36	481
SQM Vitas Fzco.	10,251	10,210	1,328	-	2,863	(2,148)	(1,161)	(3,309)
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,550	218	1,609	-	2,436	221	-	221
SQM Vitas Brazil	29,080	7,501	34,114	-	14,474	(2,240)	-	(2,240)
SQM Vitas Peru	29,090	4,741	28,814	-	10,834	322	-	322
SQM Vitas Southern Africa	5,318	689	5,825	-	-	-	-	-
SQM Vitas Spain	2,183	727	1,784	-	4,387	217	-	217
SQM Vitas Holland	444	2,135	14	-	-	213	(294)	(81)
SQM Vitas Plantacote B.V.	1,088	-	78	-	-	1	-	1
Total	138,227	35,822	109,324	67	60,614	(2,561)	(1,419)	(3,722)

	12/31/2014
						Gain (loss)
						from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	61,381	8,734	44,478	-	95,292	(829)	(2)	(831)
Coromandel SQM India	4,820	1,043	4,294	63	6,723	256	-	256
SQM Vitas Fzco.	6,366	13,611	1,600	-	25,485	4,098	(913)	3,185
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,363	229	634	20	9,496	988	-	988
SQM Vitas Brazil	39,006	8,644	41,980	-	83,022	1,046	-	1,046
SQM Vitas Peru	25,346	3,146	23,463	35	39,321	949	-	949
SQM Vitas Southern Africa	3,703	720	4,243	-	17,117	(907)	-	(907)
SQM Vitas Spain	2,066	808	1,851	-	10,969	252	-	252
SQM Vitas Holland	512	2,158	19	-	-	204	-	204
SQM Vitas Plantacote B.V.	1,529	6	401	-	4,010	1	-	1
Total	149,092	39,099	122,963	118	291,435	6,058	(915)	5,143

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

109

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 12 Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	1,142	234	-	-	-	-
Coromandel SQM India	153	69	1,886	158	-	-
SQM Vitas Fzco.	10,042	12,043	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,308	2,487	-	-	-	-
SQM Vitas Brazil	1,705	1,312	7,002	8,488	-	-
SQM Vitas Peru	626	605	-	-	-	-
SQM Vitas Southern Africa	429	448	-	-	-	-
SQM Vitas Spain	612	34	-	-	-	-
SQM Vitas Holland	444	149	-	-	-	-
SQM Vitas Plantacote B.V.	776	458	-	-	-	-
Total	18,237	17,839	8,888	8,646	-	-

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(172)	(680)	(2)	(831)	(71)	212
Coromandel SQM India	(100)	(70)	(85)	(47)	-	(122)
SQM Vitas Fzco.	(265)	(1,032)	(9)	(38)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(18)	(60)	(1)	(1)	(70)	(331)
SQM Vitas Brazil	(39)	(405)	(257)	(1,310)	(34)	220
SQM Vitas Peru	(12)	(136)	-	(15)	(135)	(243)
SQM Vitas Southern Africa	-	(82)	-	(44)	-	(156)
SQM Vitas Spain	(27)	(113)	(2)	(17)	-	-
SQM Vitas Holland	-	-	(1)	(6)	-	-
SQM Vitas Plantacote B.V.	-	(2)	-	(181)	-	-
Total	(633)	(2,580)	(357)	(2,490)	(310)	(420)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

110

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 13 Intangible assets and goodwill

13.1	Balances

	03/31/2015	12/31/2014
	ThUS$	ThUS$
Intangible assets other than goodwill	113,837	114,735
Goodwill	38,388	38,388
Total	152,225	153,123

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of March 31, 2015 and December 31, 2014 are detailed as follows:

		03/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,053	(10,863)	12,190
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,524	(950)	564
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,385	-	97,385
Other intangible assets	Indefinite	3,698	-	3,698
Intangible assets other than goodwill		129,471	(15,634)	113,837
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,859	(15,634)	152,225

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

111

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2014
Intangible assets and goodwill	Useful life	Gross amount	Accumulated Amortization	Net Value
		ThUS$	ThUS$	ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,062	(9,996)	13,066
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,524	(939)	585
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,386	-	97,386
Other intangible assets	Indefinite	3,698	-	3,698
Intangible assets other than goodwill		129,491	(14,756)	114,735
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,879	(14,756)	153,123

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

112

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

113

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of March 31, 2015:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879
Additions	-	-	-	-	-	-	-
Other increases (decreases)	-	(9)	(10)	(1)	-	-	(20)

Final balance	3,821	23,053	1,514	97,385	3,698	38,388	167,859

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)
Additions	-	-	-	-	-	-	-
Amortization	-	(866)	(11)	-	-	-	(877)
Other increases (decreases)	-	(1)	-	-	-	-	(1)

Final balance	(3,821)	(10,863)	(950)	-	-	-	(15,634)

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

114

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of March 31, 2015, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	13,066	585	97,386	3,698	38,388	153,123
Additions	-	-	-	-	-	-	-
Amortization	-	(866)	(11)	-	-	-	(877)
Other increases (decreases)	-	(10)	(10)	(1)	-	-	(21)

Final balance	-	12,190	564	97,385	3,698	38,388	152,225

g)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600
Additions	-	14,462	-	-	-	-	14,462
Other increases (decreases)	-	3,258	(52)	(6)	(383)	-	2,817

Final balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

115

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(3,303)	1	-	-	-	(3,302)

Final balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	14,462	-	-	-	-	14,462
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(45)	(51)	(6)	(383)	-	(485)

Final balance	-	13,066	585	97,386	3,698	38,388	153,123

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

116

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 14 Property, plant and equipment

As of March 31, 2015 and December 31, 2014, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	03/31/2015 MUS$	12/31/2014 MUS$
Property, plant and equipment, net
Land	34,604	34,622
Buildings	229,689	233,175
Machinery	343,069	361,882
Transport equipment	77,836	81,673
Furniture and fixtures	8,413	9,016
Office equipment	6,292	6,365
Constructions in progress	236,906	237,321
Other property, plant and equipment (1)	899,119	923,900
Total	1,835,928	1,887,954
Property, plant and equipment, gross
Land	34,604	34,622
Buildings	413,192	411,633
Machinery	1,172,726	1,168,018
Transport equipment	262,560	261,394
Furniture and fixtures	32,185	32,082
Office equipment	36,194	35,512
Constructions in progress	236,906	237,321
Other property, plant and equipment	1,739,234	1,731,599
Total	3,927,601	3,912,181

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	183,503	178,458
Accumulated depreciation and value impairment of machinery	829,657	806,136
Accumulated depreciation and value impairment of transport equipment	184,724	179,721
Accumulated depreciation and value impairment of furniture and fixtures	23,772	23,066
Accumulated depreciation and value impairment of office equipment	29,902	29,147
Accumulated depreciation and value impairment of other property, plant and equipment	840,115	807,699
Total	2,091,673	2,024,227

(1)	The detail of other property, plant and equipment is as follows:

	03/31/2015 MUS$	31/12/2014 MUS$
Other property, plant and equipment, net
Conveyor belt	53,567	53,648
Tank (TK)	34,192	36,236
Geomembrane/liner	60,284	158,839
Electric facilities	3,246	61,795
Lights	111,913	3,648
Other constructions	26,057	122,287
Piping	165,108	27,637
Pool	49,463	168,469
Well (water)	148,070	49,818
Pipes/HD lines	24,302	148,590
Railroad track	155,818	25,314
Other property, plant and equipment	67,099	65,619
Total	899,119	923,900

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

117

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 14 Property, plant and equipment (continued)

14.1	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of March 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	411,633	1,168,018	261,394	32,082	35,512	237,322	1,731,599	3,912,182
Changes
Additions	-	-	39	-	-	156	22,415	2,187	24,797
Divestitures	-	-	-	-	-	-	(2,195)	(221)	(2,416)
Increase(decrease) in foreign currency exchange	(17)	-	(11)	(5)	-	(21)	-	(38)	(92)
Reclassification	-	1,558	4,682	1,171	103	556	(12,654)	4,584	-
Other increases (decreases) (*)	(1)	1	(2)	-	-	(9)	(7,982)	1,123	(6,870)
Total changes	(18)	1,559	4,708	1,166	103	682	(416)	7,635	15,419
Final balance	34,604	413,192	1,172,726	262,560	32,185	36,194	236,906	1,739,234	3,927,601

Reconciliation entries of changes in property, plant and equipment by type as of March 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(178,458)	(806,136)	(179,721)	(23,066)	(29,147)	-	(807,699)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(5,041)	(23,495)	(5,574)	(706)	(730)	-	(31,855)	(67,401)
Increase(decrease) in foreign currency exchange	-	-	-	3	-	14	-	6	23
Reclassification	-	-	-	-	-	-	-	-	-
Other increases (decreases) (*)	-	(4)	(26)	568	-	(39)	-	(567)	(68)
Total changes	-	(5,045)	(23,521)	(5,003)	(706)	(755)	-	(32,416)	(67,446)
Final balance	-	(183,503)	(829,657)	(184,724)	(23,772)	(29,902)	-	(840,115)	(2,091,673)

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

118

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 14 Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of March 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	233,175	361,882	81,673	9,016	6,365	237,322	923,900	1,887,955
Changes
Additions	-	-	39	-	-	156	22,415	2,187	24,797
Divestitures	-	-	-	-	-	-	(2,195)	(221)	(2,416)
Depreciation expense	-	(5,041)	(23,495)	(5,574)	(706)	(730)	-	(31,855)	(67,401)
Increase(decrease) in foreign currency exchange	(17)	-	(11)	(2)	-	(7)	-	(32)	(69)
Reclassification	-	1,558	4,682	1,171	103	556	(12,654)	4,584	-
Other increases (decreases) (*)	(1)	(3)	(28)	568	-	(48)	(7,982)	556	(6,938)
Total changes	(18)	(3,486)	(18,813)	(3,837)	(603)	(73)	(416)	(24,781)	(52,027)
Final balance	34,604	229,689	343,069	77,836	8,413	6,292	236,906	899,119	1,835,928

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

119

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 14   Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31 2014, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800
Changes
Additions	-	72	370	-	71	1,514	134,663	287	136,977
Divestitures	-	-	(93)	(85)	(86)	(58)	(2,235)	(1)	(2,558)
Increase(decrease) in foreign currency exchange	(87)	(6)	(56)	(33)	-	(65)	4	(193)	(436)
Reclassification	812	46,872	(12,083)	(1,742)	4,522	(4,983)	(256,528)	223,130	-
Other increases (decreases) (*)	85	-	20	(14)	-	(38)	(54,323)	1,668	(52,602)
Total changes	810	46,938	(11,842)	(1,874)	4,507	(3,630)	(178,419)	224,891	81,381
Final balance	34,622	411,633	1,168,018	261,394	32,082	35,512	237,321	1,731,599	3,912,181

Reconciliation entries of changes in property, plant and equipment by type as of r December 31, 2014, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)
Changes
Divestitures	-	-	11	54	16	125	-	-	206
Depreciation expense	-	(19,669)	(88,242)	(29,417)	(2,772)	(2,811)	-	(108,380)	(251,291)
Increase(decrease) in foreign currency exchange	-	1	40	17	-	25	-	21	104
Reclassification	-	15,375	(3,414)	6,899	(2,269)	6,561	-	(23,152)	-
Other increases (decreases) (*)	-	1	2	15	-	33	-	3,126	3,177
Total changes	-	(4,292)	(91,603)	(22,432)	(5,025)	3,933	-	(128,385)	(247,804)
Final balance	-	(178,458)	(806,136)	(179,721)	(23,066)	(29,147)	-	(807,699)	(2,024,227)

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

120

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 14   Property, plant and equipment (continued)

14.3	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2014, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377
Changes
Additions	-	72	370	-	71	1,514	134,663	287	136,977
Divestitures	-	-	(82)	(31)	(70)	67	(2,235)	(1)	(2,352)
Depreciation expense	-	(19,669)	(88,242)	(29,417)	(2,772)	(2,811)	-	(108,380)	(251,291)
Increase(decrease) in foreign currency exchange	(87)	(5)	(17)	(16)	-	(40)	4	(172)	(333)
Reclassification	812	62,248	(15,496)	5,158	2,253	1,577	(256,528)	199,976	-
Other increases (decreases) (*)	85	-	22	-	-	(4)	(54,323)	4,796	(49,424)
Total changes	810	42,646	(103,445)	(24,306)	(518)	303	(178,419)	96,506	(166,423)
Final balance	34,622	233,175	361,882	81,673	9,016	6,365	237,321	923,900	1,887,954

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 2425 2000

www.sqm.com

121

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 14   Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$941 as of March 31, 2015 and ThUS$ 7,732 as of December 31, 2014.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of March 31, 2015 and December 31, 2014, no impairment adjustments were generated.

Note 15   Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	03/31/2015	12/31/2014
	MUS$	MUS$
Current
Profit sharing and bonuses	7,101	18,384
Total	7,101	18,384

Non-current
Profit sharing and bonuses	2,849	2,849
Severance indemnity payments	31,561	30,952
Total	34,410	33,801

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

122

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 15   Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc..

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

123

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 15   Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	03/31/2015	12/31/2014
	ThUS$	ThUS$
Staff severance indemnities, Chile	30,336	30,336
Other obligations in companies elsewhere	1,225	616
Total other non-current liabilities	31,561	30,952

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 5.5%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

124

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 15   Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of March 31, 2015 and December 31, 2014, severance indemnities calculated at the actuarial value are as follows:

	03/31/2015 ThUS$	12/31/2014 ThUS$
Opening balance	(30,952)	(32,137)
Current cost of service	(773)	(1,294)
Interest cost	(442)	(2,020)
Actuarial gain/loss	(1,226)	(665)
Exchange rate difference	1,263	4,450
Benefits paid during the year	569	714
Balance	(31,561)	(30,952)

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

125

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 15   Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	03/31/2015	12/31/2014

Mortality rate	RV - 2009	RV - 2009
Actual annual interest rate	4.64%	4.49%
Voluntary retirement rotation rate:
Men	1.43%	1.43%	annual
Women	1.43%	1.43%	annual
Salary increase	3.72%	3.72%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of March 31, 2015 and December 31, 2014, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 03/31/2015	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(2,061)	(2,312)
Employee turnover rate	(112)	(130)

Sensitivity analysis 12/31/2014	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,960)	(2,181)
Employee turnover rate	(112)	(130)

Sensitivity relates to an increase/decrease of 100 basis points.

Note 16   Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

126

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 16   Executive compensation plan (continued)

Participants in this plan

This compensation plan includes 10 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of March 31, 2015 and December 31, 2014 are the following:

Movement for the period	2015	2014
In effect as of January 1	1,536,000	1,536,000
Granted during the fiscal year	-	-
Redundant workers	350,000	-
Exercised during the fiscal year
Changes in benefit plan	-	-
In circulation	1,186,000	1,536,000
Average contractual life	13 months	16 months
Executives	9	10

The amounts accrued by the plan, as of March 31, 2015 and December 31, 2014, amount to:

Effect on profit or loss	03/31/2015 ThUS$	12/31/2014 ThUS$
Effect on profit or loss	-	(553)

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 30 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be January 1, 2016, 2017 and 2018.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

127

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 16   Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices. The latter represents the value between US$23.48 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of March 31, 2015 and December 31, 2014 are the following:

Movement for the period	2015	2014
In effect as of January 1	390,000	450,000
Redundant workers	-	60,000
Granted during the fiscal year	60,000	-
In circulation	450,000	390,000
Average weighted contractual life	33 months	36 months
Executives	30	26

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

128

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

 Note 17   Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	03/31/2015	12/31/2014	Description (1)	Calculation (1)

Net Financial Debt MUS$	650,145	762,229	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current

Liquidity	4,61	4.80	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities

Net Debt / Capitalization	0.22	0.25	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)

ROE	12.6%	13.2%	Income divided by Total Equity	Total Income / Equity (UH 12 months)

ROA	13.1%	13.7%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)

Indebtedness	1.03	1.03	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

129

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 17   Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of March 31, 2015 and December 31, 2014, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

130

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 17   Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	03/31/2015		12/31/2014
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of March 31, 2015 and December 31, 2014, the Company has not placed any new issuances of shares on the market.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

131

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 17   Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of March 31, 2015 and December 31, 2014, this caption comprises the following:

	03/31/2015	12/31/2014
	ThUS$	ThUS$
Reserve for currency exchange conversion	(10,847)	(7,701)
Reserve for cash flow hedges	899	(1,881)
Reserve for actuarial gains or losses in defined benefit plans	(1,914)	(1,903)
Other reserves	(1,677)	(1,677)
Total other reserves	(13,539)	(13,162)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2015 and 2014.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

132

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 17   Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2014 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2014.

-	Distribution and payment, if possible during 2014, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2014 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2014, which are reflected in the Company’s financial statements as of December 31, 2014.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2014 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2014 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

133

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

At the Extraordinary Board of Directors’ Meeting of November 18, 2014, the directors unanimously agreed to pay and distribute a provisional dividend as contained in SQM’s “Dividend Policy for the Commercial Year 2014.”

It was agreed that beginning on December 12, 2014, SQM would pay and distribute a provisional dividend of US$0.41493 per share, which is equivalent to a total amount of approximately ThUS$102,208 or 50% of net profit for distribution in the commercial year 2014, accumulated as of September 30, 2014. This dividend is charged to profit for such the commercial year, in favor of the shareholders registered with SQM’s Shareholder’s Register on the fifth business day prior to December 12, 2014. It is paid in its equivalent amount in Chilean pesos per the “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on December 5, 2014.

On July 7, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders agreed to partially modify the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”. This was informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014 with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share. This will be distributed during the course of 2014 with a charge to retained earnings and, if applicable, it will be paid in its equivalent amount in Chilean pesos per “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on such date.

At the Extraordinary Meeting held on June 6, 2014, the following was agreed by simple majority:

1.	To partially amend the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”, informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014, with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share that will be distributed during 2014 and charged to the caption retained earnings.

2.	To call for an Extraordinary Shareholders’ Meeting on Monday July 7, 2014 at 10:00, to communicate and resolve the payment of the aforementioned dividend.

On April 25, 2014 at the 39th General Shareholders' meeting, the payment of a final dividend of US$0.88738 per share was agreed in relation to the net profit for 2013. US$0.75609 per share was already paid as an interim dividend, and it was agreed that this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$0.13129 per share it is to be paid and distributed among shareholders of the Company who are registered with their respective shareholders’ registry as of the fifth business day prior to the day in which this dividend is to be paid. Such amount, if applicable, is to be paid in its equivalent amount in Chilean pesos per the value of the “Observed U.S. dollar” or “U.S. dollar” that appears published in the Official Gazette on April 25, 2014.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

134

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 17   Disclosures on equity (continued)

17.5	Provisional dividends, continued

Dividends presented deducted from equity are:

	03/31/2015 ThUS$	12/31/2014 ThUS$
Dividends attributable to owners of the parent	-	114,487
Possible provisional dividend	-	230,000
Dividends payable	35,843	38,983
Total	38,843	383,470

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

135

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 18   Provisions and other non-financial liabilities

18.1	Types of provisions

	03/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	21,567	3,000	24,567	19,567	3,000	22,567
Provision for dismantling, restoration and rehabilitation cost	-	5,890	5,890	-	5,890	5,890
Other provisions	8,509	-	8,509	8,180	-	8,180
Total	30,076	8,890	38,966	27,747	8,890	36,637

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and the United States (see note 19.1) and other litigations.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

136

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 18   Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	03/31/2015	12/31/2014
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	1,023	1,235
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	5,120	6,178
Fine to Brazil	-	-
Miscellaneous provisions	1,768	767
Total	7,911	8,180
Other long-term provisions
Mine closure	5,890	5,890
Total	5,890	5,890

18.3	Other non-financial liabilities, current

Description of other liabilities	03/31/2015	12/31/2014
	MUS$	MUS$
Tax withholdings	3,464	7,305
VAT payable	3,430	2,267
Guarantees received	746	746
Accrual for dividend	77,159	41,364
Monthly tax provisional payments	7,507	8,549
Deferred income	15,145	8,218
Withholdings from employees and salaries payable	4,539	3,764
Accrued vacations	15,991	17,369
Other current liabilities	425	428
Total	128,406	90,010

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

137

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 18   Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	03/31/2015
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	-	2,000	-	-	1,612	6,612
Provision used	-	-	-	-	-	(9)	(9)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(1,274)	(1,274)
Total provisions, final balance	-	-	24,567	-	5,890	8,509	38,966

	12/31/2014
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586
Changes in provisions:
Additional provisions	-	-	11,000	-	257	83	11,340
Provision used	-	-	-	-	-	(1,107)	(1,107)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(182)	(182)
Total provisions, final balance	-	-	22,567	-	5,890	8,180	36,637

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

138

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 18   Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

139

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago Reason : Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

3.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Ninth Court of Appeals revocated the resolution of the District Judge that had invoked the Daubert Doctrine to prevent the declaration in the legal process of a supposed expert from the plaintiff. SQMNA has resorted to writ of certiorari with the US Supreme Court for this to unify the application of the Daubert Doctrine by the Courts of Appeals. This process has been suspended awaiting the resolution of such Supreme Court.
	Nominal value	:	ThUS$20,000

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

140

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended
	Nominal value	:	Not possible to determine

5.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant Date	: :	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A. August 2012
	Court Reason	: :	1st Civil Court in Antofagasta Compensation for moral damages for attempt to sexual abuse.
	Status	:	Evidence.
	Nominal value	:	ThUS$200

6.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court
	Reason Status	: :	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor Evidence
	Nominal value	:	ThUS$430

7.	Plaintiff	:	E-CL S.A
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	September 2013
	Court	:	Arbitration
	Reason	:	Early termination of the Power Supply Contract entered into on February 12, 1999 (which matures in March 2016), on the basis of the alleged incompliance of a prior sentence between both parties that was resolved in favor of SQM S.A..
	Status	:	The parties have been summoned to hear the judgment.
	Nominal value	:	ThUS$5,100

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

141

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

8 .	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court of Santiago
	Reason	:	Compensation claim for alleged civil liability under tort as a result of a explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers.
	Status	:	Claim
	Nominal value	:	ThUS$500

9.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO)
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014
	Court	:	Arbitral court
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages.
	Status	:	Settlement
	Nominal value	:	ThUS$9,000

10	Plaintiff	:	Evt Consulting SpA
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014
	Court	:	23th Civil Court of Santiago
	Reason	:	Claim requesting compensation for damages for purchase and sale of metallic structures contract termination.
	Status	:	Evidence
	Nominal value	:	ThUS$835

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

142

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

143

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of March 31, 2015, the aforementioned financial indicators are as follows:

Indicator	03/31/2015	12/31/2014
Equity ThUS$	2,335,219	2,299,703
Net Financial Debt/ EBITDA	0,90	1,03
Indebtedness	1,03	1,03
SQM Industrial and SQM Salar debt / Current assets	0,02	0,02

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

144

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 4,896 as of March 31, 2015 (ThUS$ 21,070 as of December 31, 2014).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT. SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily. Each of the parties, CORFO and SQMS, have requested the formation of an appropriate arbitration and such processes have not yet began.

CORFO’s total claimed amount is of at least US$8,940,829 - plus interests and expenses. The SQM Salar S.A. v. CORFO, and CORFO v. SQM Salar S.A. lawsuits have been compiled into a single proceeding which is soon to reach the evidence stage. CORFO and SQM waived all appeal procedures against the arbitrator’s sentence. However, it is not possible to rule out the filing of a new appeal against a complaint proceeding or extraordinary appeal arbitration ruling due to incompetence or ultra petita, invoking jurisprudence of the courts of justice indicating that both appeals cannot be waived.

During the period ended March 31, 2015, income related to products from the Atacama saltpeter deposit represented a 8.3% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium product business lines.

Additionally, during the same period, SQM Salar, a SQM subsidiary which operates plants located in the Atacama saltpeter deposit, sold potassium salts (sylvinite) and moist potassium chloride amounting to ThUS$24,726 to SQM Industrial, a SQM subsidiary, to use as supplies in the production of potassium nitrate.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

145

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.4	Tax contingency

The Company submitted to the Servicio de Impuestos Internos (SII) (the Chilean IRS) amendments to its income tax returns for the tax periods 2009 to 2014 because it has identified expenses for which it did not have sufficient supporting documentation to be considered necessary to generate income in accordance with current Chilean tax regulations for an approximate amount of US$11 million. Because of such amendment, the Company paid approximately US$7 million to the Chilean IRS related to taxes, interest and other charges.

The Chilean IRS has filed complaints and lawsuits associated with these payments. As a result, the Company could be subject to a monetary sanction established in Article 97 No. 4, first subparagraph of the Chilean Tax Code for an amount between 50% and 300% of taxes paid. The Company deemed it was not necessary to make any provision for such actions as of the present date.

19.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of March 31, 2015, the guarantee amounts to ThUS$760.

SQM S.A. maintains funds with Morgan Stanley for margin call, which provide collateral for the exposure by the bank with respect to the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM SA has entered into to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$ 3,990 to Morgan Stanley, which will be released when one of the following conditions occurs:

1.	The market value of the Cross Currency Swap is lower than the sum delivered ThUS$ 3,990 and the collateral threshold ThUS$ 5,000.
2.	The Cross Currency Swap associated with the Series H Bond expires on January 5, 2018.

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

146

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.6	Securities obtained from third parties

The main security received from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$6,269 and ThUS$9,176 on March 31, 2015 and December 31, 2014 respectively; which is detailed as follows:

Grantor	Relationship	03/31/2015	12/31/2014
		ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	253	837
Agroc Patricio Bornand L. Eirl	Unrelated third party	351	363
Bernardo Guzman Schmidt	Unrelated third party	125	129
Comercial Agrosal Ltda.	Unrelated third party	104	108
Contador Frutos S.A.	Unrelated third party	1,572	1,623
Llanos Y Wannes Soc. Com. Ltda	Unrelated third party	-	1,633
Dante Hauri Gomez	Unrelated third party	105	109
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	125	129
Hortofruticola La Serena	Unrelated third party	291	301
Johannes Epple Davanzo	Unrelated third party	256	691
Juan Luis Gaete Chesta	Unrelated third party	257	266
Lemp Martin Julian	Unrelated third party	112	115
Neyib Farran Y Cia. Ltda.	Unrelated third party	120	124
Sebastian Urrutia Araya	Unrelated third party	113	117
Soc.Agr. Huifquenco Cia Ltda.	Unrelated third party	105	108
Soc. Agrocom. Julio Polanco	Unrelated third party	160	296
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Vicente Oyarce Castro	Unrelated third party	220	227
Total		6,269	9,176

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

147

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.6   Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor		Type of	Balances as of the closing date of the
Creditor of the guarantee	Name	Relationship	guarantee	financial statements
				03/31/2015 ThUS$	12/31/2014 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,309	50,137
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,239	40,117
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,142	40,012
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,181	40,084
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

148

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 19   Contingencies and restrictions (continued)

19.6   Indirect guarantees, continued

The bonds which disclose a balance as of March 31, 2015 and December 31, 2014 are detailed below:

	Debtor		Type of	Pending balances as of the closing date of the
Creditor of the guarantee	Name	Relationship	guarantee	financial statements
				03/31/2015 ThUS$	12/31/2014 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A.
Los Militares 4290,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2000
www.sqm.com

149

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 20	Revenue

As of March 31, 2015 and 2014, revenue is detailed as follows:

Types of revenue	31/03/2015	03/31/2014
	ThUS$	ThUS$
Sales of goods	385,855	532,069
Provision of services	1,664	2,003
Total	387,519	534,072

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	03/31/2015 ThUS$	03/31/2014 ThUS$

Earnings (losses) attributable to owners of the parent	71,685	81,005

	03/31/2015 Units	12/31/2014 Units
Number of common shares in circulation	263,196,524	263,196,524

	03/31/2015	03/31/2014

Basic earnings per share (US$ per share)	0.2724	0.3078

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

150

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of March 31, 2015, total interest expenses incurred amount to ThUS$16,936 (ThUS$15,725 as of December 31, 2014).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	03/31/2015	03/31/2014

Capitalization rate of costs for capitalized interest, property, plant and equipment	5%	5%

Amount of costs for interest capitalized in ThUS$	941	3,010

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

151

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	03/31/2015 ThUS$	03/31/2014 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	9,710	(1,682)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(3,146)	(189)

Conversion foreign exchange reserves attributable to the non-controlling entity	(16)	(57)

b)	Reserves for foreign currency exchange differences:

As of March 31, 2015, and December 31, 2014, foreign currency exchange differences are detailed as follows:

Detail	03/31/2015 ThUS$	12/31/2014 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	-	-
Proinsa Ltda.	-	-
Comercial Agrorama Ltda.	(46)	(31)
Isapre Norte Grande Ltda.	(108)	(91)
Almacenes y Depósitos Ltda.	31	42
Sales de Magnesio Ltda.	(26)	2
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(11)	(8)
Agrorama S.A.	(39)	(30)
Doktor Tarsa	(6,275)	(5,076)
SQM Vitas Fzco	(1,664)	(1,084)
Ajay Europe	(1,853)	(809)
SQM Eastmed Turkey	(69)	(69)
Charlee SQM (Thailand) Co. Ltd.	(153)	(176)
Coromandel SQM India	(235)	(253)
SQM Italia SRL	(265)	(128)
SQM Oceanía Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(123)	(123)
Abu Dhabi Fertillizers Industries WWL.	24	20
SQM Vitas Holland	(337)	(189)
SQM Thailand Limited	(68)	(68)
Total	(10,847)	(7,701)

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

152

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

153

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of March 31, 2015 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$11,173 and are detailed as follows:

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

154

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 03/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	213	03/31/2015
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	31	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,516	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	26	07/31/2015
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	17	07/31/2015
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,875	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	05/31/2015
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	116	07/31/2015
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2015
SQM Industrial S.A.	04-I0023 - Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	39	03/31/2015
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	07/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,579	05/31/2015
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	07/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	07/31/2015
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	615	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	352	04/01/2015
SQM S.A.	I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	172	12/31/2015
SQM S.A.	01-I0046 – Cultural heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

155

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 03/31/2015, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-IQWP - 01-J0011 - DIA expansion of NV mine site	Environmental processing	Expense	Not classified	11	04/02/2016
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2015
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	55	12/31/2015
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk Prevention	Asset	Not classified	246	05/31/2015
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	06/30/2015
SIT S.A.	03-T0013 – Improvement of sewerage system, Villa Prat 2014	Sustainability: Environment and Risk Prevention	Expense	Not classified	115	07/31/2015
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	106	07/31/2015
Total					11,173

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

156

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 03/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	250	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	136	12/31/2015
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	433	12/01/2015
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	150	12/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	17	05/31/2015
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	74	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	33	04/01/2015
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	100	12/31/2015
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	108	12/31/2015
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	5	03/31/2016
Total					1,306

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

157

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,709	12/31/2014
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	31	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,512	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	26	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	17	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,708	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	12/01/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk Prevention	Expense	Not classified	22	12/31/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	116	12/01/2014
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	47	12/31/2015
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,443	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not classified	385	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	518	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	344	04/01/2015
SQM S.A.	I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	149	03/31/2015
SQM S.A.	01-I0046 – Cultural heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

158

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2014 (continued)

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	677	12/31/2015
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	55	12/31/2015
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk Prevention	Asset	Not classified	246	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	06/30/2015
SIT S.A.	03-T0013 – Improvement of sewerage system, Villa Prat 2014	Sustainability: Environment and Risk Prevention	Expense	Not classified	115	12/31/2014
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	106	12/31/2014
Total					13,267

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

159

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure	Actual or estimated date on which expenditure was or Will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	402	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	101	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	33	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	596	12/01/2015
SQM Industrial S.A.	PQXM - Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	184	12/01/2014
SQM Industrial S.A.	J0006 – NPT III boiler gas scrubbing system	Sustainability: Environment and Risk Prevention	Asset	Not classified	250	03/31/2015
SQM Industrial S.A.	I0002 – Nueva Iris TAS	Sustainability and Environment	Asset	Not classified	13	12/31/2015
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	98	12/31/2015
SQM Industrial S.A.	04-I0023 – Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	35	03/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	4	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	209	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	04/01/2015
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	100	12/31/2015
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	131	03/31/2015
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	5	03/31/2016
SQM S.A.	01-IQWP - 01-J0011 - DIA Expansion of NV Mine Zone	Environmental processing	Expense	Not classified	22	04/02/2016
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	48	12/31/2015
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	9	06/30/2015
Total					2,293

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

160

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Performing an analysis of the tank facilities (civil works, mechanical work, piping, electrical work and instruments) by a company specialized in liquid fuels and that is a Certifying Entity. After that, performance of the detail engineering and then implementation of the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

I0002: The project involves a new waste water treatment plant, for the supervisor role area in the Iris campsite. The project is pending.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. This project is in process.

MQBM: Implementing archeological measures in María Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. This project is in process.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and/or final disposal in accordance with applicable regulations. This project is in process.

M0006: The project involves the enhancement of the bischofite layer in main streets of the town ME. This project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia were performed. This project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. This project is in process.

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

I0023: This project is aimed at acquiring leak detection equipment to ensure that evaporation ponds are not damaged and no solution is lost, avoiding the pollution of the environment. This project is in process.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

161

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is at the closure stage.

IQ1M: Implementing environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in the closure stage.

IQOW: Enabling a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in the closure stage.

IQWS: Implementation of heritage-related environmental commitments, to make available mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA). The project is in process.

IQWP: This project consists of reclassifying geological resources measured. The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal considered for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Llamara Saltpeter deposit considered for the years 2013-2014. The project is in process.

I00032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

I0042: The project involves the implementation of equity measures under the Environmental Assessment for the mining area. It comprises the implementation of a fence in the exclusion and archaeological working area in the mining areas, required for the exploitation in 2014. This project is in process.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

162

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0046: The project consists of the implementation of equity measures committed in the Environmental Assessment of the Pintados sector (geoglyphs and former railway station) and for the Sur Viejo sector the implementation of development activities and archeological works are contemplated. This project is in progress.

SQM Salar S.A.

LQDM: Certification of the liquid fuel storage tanks. This project is in process.

LQXW: Increasing the availability of brine ponds. The greater capacity of water wells implies the possibility of re-injecting more water to the saltpeter deposit, resulting in an increase in brine extraction. The expense considered only includes environmental processing. The project is in process.

SIT S.A.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

T0013: This project is intended to address sectors where sewage chambers have exceeded their capacity, the replacement of sewage collectors and sewage system chambers is proposed. The project is in progress.

T0008: This project consists of reducing pollution issues in the bulk loading process and increasing port safety. This project is in process.

SQM Nitratos S.A.

IQMH: Creation of an area allowing storing hazardous substances. This project is in process.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

163

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 25	Other current and non-current non-financial assets

As of March 31, 2015, and December 31, 2014, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	03/31/2015	12/31/2014
	ThUS$	ThUS$
Domestic Value Added Tax	13,854	15,149
Foreign Value Added Tax	7,046	7,388
Prepaid mining licenses	6,962	1,275
Prepaid insurance	5,571	7,916
Other prepayments	1,196	533
Refund of Value Added Tax to exporters	8,087	8,966
Other assets	2,572	2,509
Total	45,288	43,736

Other non-financial assets, non-current	03/31/2015	12/31/2014
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	32,383	29,569
Guarantee deposits	760	682
Pension plan	643	647
Other assets	1,213	1,273
Total	34,999	32,171

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2015, and December 31, 2014:

Reconciliation	03/31/2015	12/31/2014
	ThUS$	ThUS$

Opening balance	29,569	33,388
Changes
Additions, other than business combinations	2,805	2,695
Depreciation and amortization	(564)	(2,092)
Increase (decrease) due to transfers and other charges	573	(4,422)
Total changes	2,814	(3,819)
Total	32,383	29,569

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

164

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

165

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

166

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.2	Operating segment disclosures:

03/31/2015
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	143,082	73,559	48,563	24,484	87,928	9,903	387,519	387,519	-	-	-	387,519
Revenues from transactions with other operating segments of the same entity	36,995	120,966	33,500	82,350	106,140	53,668	433,619	433,619	(433,619)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	180,077	194,525	82,063	106,834	194,068	63,571	821,138	821,138	(433,619)	-	-	387,519

Costs of sales	(105,366)	(50,770)	(23,757)	(16,613)	(52,383)	(7,935)	(256,824)	(256,824)	-	-	-	(256,824)
Administrative expenses	-	-	-	-	-	-	-	-	2,242	(23,407)	-	(21,165)
Interest expense	-	-	-	-	-	-	-	-	30,139	(47,075)	-	(16,936)
depreciation and amortization expense	(27,626)	(13,311)	(6,229)	(4,355)	(13,735)	(2,081)	(67,337)	(67,337)	-	(63)	-	(67,400)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	3,559	-	3,559
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(27,792)	-	(27,792)
Other items other than significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	37,716	22,789	24,806	7,871	35,545	1,968	130,695	130,695	(197,372)	166,281	-	99,604

Net income (loss) from continuing operations	37,716	22,789	24,806	7,871	35,545	1,968	130,695	130,695	(197,372)	138,489	-	71,812
Net income (loss) from discontinued operations
Net income (loss)	37,716	22,789	24,806	7,871	35,545	1,968	130,695	130,695	(197,372)	138,489	-	71,812

Assets	-	-	-	-	-	-	-	-	(7,656,483)	12,395,034	-	4,738,551
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,449,714)	3,528,521	-	78,807
Increase of non-current assets	-	-	-	-	-	-	-	-		(47,068)	-	(47,068)
Liabilities	-	-	-	-	-	-	-	-	(3,875,109)	6,278,441	-	2,403,332
Impairment loss recognized in profit or loss	-	(32)	(54)	-	(1,868)	(1)	(1,955)	(1,955)	-	(76)	-	(2,031)
Reversal of impairment losses recognized in profit or loss for the period	1,949	-	-	548	-	-	2,497	2,497	-	2,497	-	2,497
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	114,335	-	114,335
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(1,903)	-	(1,903)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-	-

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

167

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.2	Operating segment disclosures , continued

03/31/2014
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 03/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	192,412	91,182	52,154	34,065	151,890	12,369	534,072	534,072	-	-	-	534,072
Revenues from transactions with other operating segments of the same entity	27,962	146,828	26,276	66,585	94,231	63,284	425,166	425,166	(425,166)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	220,374	238,010	78,430	100,650	246,121	75,653	959,238	959,238	(425,166)	-	-	534,072

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	43,220	(58,946)	-	(15,726)
depreciation and amortization expense	(20,492)	(9,711)	(5,555)	(3,628)	(16,177)	(1,317)	(56,880)	(56,880)	-	-	-	(56,880)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(74)	4,649	-	4,575
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(28,865)	-	(28,865)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	41,781	39,232	21,906	13,435	36,785	1,683	154,822	154,822	(108,480)	64,260	-	110,602

Net income (loss) from continuing operations	41,781	39,232	21,906	13,435	36,785	1,683	154,822	154,822	(108,480)	35,395	-	81,737
Net income (loss) from discontinued operations
Net income (loss)	41,781	39,232	21,906	13,435	36,785	1,683	154,822	154,822	(108,480)	35,395	-	81,737

Assets	-	-	-	-	-	-	-	-	(7,339,187)	11,978,222	-	4,639,035
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,470,262)	3,548,260	-	77,998
Increase of non-current assets	-	-	-	-	-	-	-	-		(40,128)	-	(40,128)
Liabilities	-	-	-	-	-	-	-	-	(3,550,271)	5,709,028	-	2,158,757
Equity												2,480,278
Equity and liability												4,639,035
Impairment loss recognized in profit or loss	-	(867)	-	-	-	-	(867)	(867)	-	(141)	-	(1,008)
Reversal of impairment losses recognized in profit or loss for the period	5,917	-	28	1,519	199	16	7,679	7,679				7,679
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	651,713	-	651,713
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(487,385)	-	(487,385)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(2,285)	-	(2,285)

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

168

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products

	03/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	143,082	73,559	48,563	24,484	87,928	9,903	-	387,519
Cost of sales	(105,366)	(50,770)	(23,757)	(16,613)	(52,383)	(7,935)	-	(256,824)

Gross profit	37,716	22,789	24,806	7,871	35,545	1,968	-	130,695

Other incomes by function	-	-	-	-	-	-	4,877	4,877
Administrative expenses	-	-	-	-	-	-	(21,165)	(21,165)
Other expenses by function	-	-	-	-	-	-	(14,880)	(14,880)
Other gains (losses)	-	-	-	-	-	-	394	394
Financial income	-	-	-	-	-	-	3,350	3,350
Financial costs	-	-	-	-	-	-	(16,936)	(16,936)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	3,559	3,559
Exchange differences	-	-	-	-	-	-	9,710	9,710
Profit (loss) before taxes	37,716	22,789	24,806	7,871	35,545	1,968	(31,091)	99,604
Income tax expense	-	-	-	-	-	-	(27,792)	(27,792)
Profit (loss) from continuing operations	37,716	22,789	24,806	7,871	35,545	1,968	(58,883)	71,812
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	37,716	22,789	24,806	7,871	35,545	1,968	(58,883)	71,812
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	71,685
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	127
Profit (loss)	-	-	-	-	-	-	-	71,812

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

169

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products, continued

	03/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	192,412	91,182	52,154	34,065	151,890	12,369	-	534,072
Cost of sales	(150,631)	(51,950)	(30,248)	(20,629)	(115,105)	(10,686)	-	(379,249)

Gross profit	41,781	39,232	21,906	13,436	36,785	1,683	-	154,823

Other incomes by function	-	-	-	-	-	-	1,759	1,759
Administrative expenses	-	-	-	-	-	-	(21,335)	(21,335)
Other expenses by function	-	-	-	-	-	-	(15,244)	(15,244)
Other gains (losses)	-	-	-	-	-	-	439	439
Financial income	-	-	-	-	-	-	2,992	2,992
Financial costs	-	-	-	-	-	-	(15,725)	(15,725)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	4,575	4,575
Exchange differences	-	-	-	-	-	-	(1,682)	(1,682)
Profit (loss) before taxes	41,781	39,232	21,906	13,435	36,785	1,683	(44,221)	110,602
Income tax expense	-	-	-	-	-	-	(28,865)	(28,865)
Profit (loss) from continuing operations	41,781	39,232	21,906	13,435	36,785	1,683	(73,086)	81,737
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	41,781	39,232	21,906	13,435	36,785	1,683	(73,086)	81,737
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	81,005
Profit (loss) attributable to the non controllers	-	-	-	-	-	-	-	732
Profit (loss)	-	-	-	-	-	-	-	81,737

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

170

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.4	Revenue from transactions with other operating segments of the Company

03/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	143,082	73,559	48,563	24,484	87,928	9,903	387,519

03/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	192,412	91,182	52,154	34,065	151,890	12,369	534,072

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

171

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.7	Segments by geographical areas as of March 31, 2015 and December 31, 2014

	03/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	25,959	41,519	87,523	127,454	105,064	387,519
Investment accounted for under the equity method	1,327	-	24,762	12,421	40,297	78,807
Intangible assets other than goodwill	113,589	-	-	247	1	113,837
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,831,522	131	1,337	2,133	805	1,835,928
Investment property	-	-	-	-	-	-
Other non-current assets	34,215	141	-	643	-	34,999
Non-current assets	2,007,582	358	37,472	15,444	41,103	2,101,959

	03/31/2014
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	33,442	118,995	142,009	133,533	106,093	534,072
Investment accounted for under the equity method	1,372	-	24,977	11,662	39,987	77,998
Intangible assets other than goodwill	104,211	-	-	301	3	104,515
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,011,105	140	690	2,155	781	2,014,871
Investment property	-	-	-	-	-	-
Other non-current assets	33,566	197	-	988	-	34,751
Non-current assets	2,177,183	423	37,040	15,106	40,771	2,270,523

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

172

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 26	Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of March 31, 2015 and December 31, 2014:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

173

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	03/31/2015	12/31/2014
	ThUS$	ThUS$
Products	385,855	532,069
Services	1,664	2,003
Total	387,519	534,072

27.2	Cost of sales

	03/31/2015	03/31/2014
	ThUS$	ThUS$
Raw material and supplies	(149,602)	(145,203)
Types of employee benefits expenses
Salaries and wages	(25,040)	(25,719)
Other short-term employee benefits	(10,037)	(18,157)
Termination benefit expenses	(1,057)	(2,690)
Total employee benefits expenses	(36,134)	(46,566)
Depreciation expense	(67,337)	(56,813)
Impairment loss (review of impairment losses) recognized in profit or loss for the year	542	6,812
Changes in inventories for the period	81,649	(1,416)
Other expenses, by nature	(85,942)	(136,063)
Total	(256,824)	(379,249)

27.3	Other income

	03/31/2015	03/31/2014
	ThUS$	ThUS$
Discounts obtained from suppliers	155	125
Compensation received and insurance claim recovery	-	-
Penalties charged to suppliers	6	11
Tax recoveries	1	-
Insurance recoveries	307	263
Excess in the provision for liabilities with 3rd parties	842	239
Excess in allowance for doubtful accounts	-	151
Sale of property, plant and equipment	-	68
Sale of materials, spare parts and supplies	421	237
Sale de scrap	-	35
Overstated provision for indemnity, Yara South Africa	-	53
Overstatement of inventories	-	397
Other operating income	3,145	180
Total	4,877	1,759

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

174

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.4	Administrative expenses

	03/31/2015	03/31/2014
	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(10,597)	(9,768)
Other short-term benefits to employees	(929)	(337)
Total employee benefit expenses	(11,526)	(10,105)
Other expenses, by nature	(9,639)	(11,230)
Total	(21,165)	(21,335)

27.5	Other expenses by function

	03/31/2015	03/31/2014
	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(63)	(67)
Subtotal to date	(63)	(67)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(76)	(141)
Subtotal to date	(76)	(141)

Other expenses, by nature
Legal Expenses	(2,015)	(17)
Worksite stoppage expenses	-	(24)
VAT and other unrecoverable tax	(193)	(288)
Fines paid	(4,507)	(73)
Advisory services	(4)	-
Provisions, investment plan expenses, materials and closing sales	(3,572)	(14,233)
Article No. 21 one-off tax, fines and interests (*)	(4,140)	-
Donations rejected as tax credits	(310)	(292)
Other operating expenses	-	(110)
Subtotal to date	(14,741)	(15,037)
Total	(14,880)	(15,245)

(*) These balances consider payments of approximately US$7 million for taxes and other charges performed by the Company to the Chilean IRS for the filing of amendments of its income tax returns for the tax periods between 2009 and 2014, because it identified expenses for which it did not have sufficient supporting documentation to be considered as expenses necessary to generate income, in accordance with current Chilean tax regulations, for approximately US$11 million.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

175

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.6	Other income (expenses)

	03/31/2015	03/31/2014
	MUS$	MUS$
Adjustment of Equity Method, prior year	394	439
Total	394	439

27.7	Summary of expenses by nature

	03/31/2015	03/31/2014
	ThUS$	ThUS$
Raw material and supplies used	(149,602)	(145,203)
Types of employee benefits expenses
Salaries and wages	(35,637)	(35,487)
Other short-term employee benefits	(10,966)	(18,494)
Termination benefit expenses	(1,057)	(2,690)
Total employee benefit expenses	(47,660)	(56,671)
Depreciation expense	(67,400)	(56,880)
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	466	6,671
Other expenses, by nature	(28,673)	(163,744)
Total	(292,869)	(415,827)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

27.8	Finance expenses

	03/31/2015	03/31/2014
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(592)	(783)
Interest expense from bonds	(15,323)	(15,626)
Interest expense from loans	(1,688)	(2,025)
Capitalized interest expenses	941	3,010
Other finance costs	(274)	(301)
Total	(16,936)	(15,725)

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

176

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes

Accounts receivable from taxes as of March 31, 2015 and December 31, 2014, are as follows:

28.1	Current tax assets

	03/31/2015	12/31/2014
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	48,408	39,551
Monthly provisional payment Royalty	4,222	4,586
Monthly provisional income tax payments, foreign companies	1,951	2,093
Corporate tax credits (1)	1,863	1,729
Corporate tax absorbed by tax losses (2)	67	16
Total	56,511	47,975

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2015 and 2014.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (22.5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

177

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities

Current tax liabilities	03/31/2015	12/31/2014
	ThUS$	ThUS$
1st Category income tax	10,254	2,425
Foreign company income tax	26,936	26,539
Article 21 single tax	19	19
Total	37,209	28,983

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015 and a rate of 24% for 2016; beginning in 2017, the rate will range between 25% and 27% depending on the taxation system selected by the system, Attributed Income System or Partially-Integrated Taxation System.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of March 31, 2015 and December 31, 2014, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	03/31/2015 ThUS$	12/31/2014 ThUS$
Taxable profits with credit rights	1,218,058	1,160,329
Taxable profits without credit right	73,551	62,621
Taxable loss	7,697	7,396
Credit for shareholders	285,743	268,901

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

178

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

179

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences;
b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and
c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of March 31, 2015 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	20	-	233,948
Doubtful accounts impairment	80	-	6,683	-
Accrued vacations	-	-	3,368	-
Manufacturing expenses	-	-	-	85,392
Unrealized gains (losses) from sales of products	-	-	85,739	-
Fair value of bonds	-	-	-	465
Severance indemnity	-	-	-	5,742
Hedging	-	-	8,481	-
Inventory of products, spare parts and supplies	78	-	25,404	-
Research and development expenses	-	-	-	7,184
Tax losses	-	-	1,665	-
Capitalized interest	-	-	-	26,062
Expenses in assumption of bank loans	-	-	-	3,905
Unaccrued interest	-	-	97	-
Fair value of property, plant and equipment	-	-	-	144
Employee benefits	-	-	-	10
Royalty deferred income taxes	-	-	-	7,905
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	4,550	-
Provision for investment plan	-	-	9,585	-
Provision of fines and crushing site closure	-	-	2,221	-
Other	327	-	229	5,291
Balance to date	485	20	148,022	376,048
Net balance	465	-	-	228,026

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

180

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2014 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	27	-	-	233,889
Doubtful accounts impairment	40	-	6,715	-
Accrued vacations	-	-	3,735	-
Manufacturing expenses	-	-	-	81,650
Unrealized gains (losses) from sales of products	-	-	83,355	-
Fair value of bonds	-	-	350	-
Severance indemnity	-	-	-	5,950
Hedging	-	-	5,512	-
Inventory of products, spare parts and supplies	49	-	24,583	-
Research and development expenses	-	-	-	4,285
Tax losses	-	-	715	-
Capitalized interest	-	-	-	26,904
Expenses in assumption of bank loans	-	-	-	4,011
Unaccrued interest	-	-	150	-
Fair value of property, plant and equipment	-	-	70	-
Employee benefits	-	-	2,450	-
Royalty deferred income taxes	-	-	-	7,791
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	3,663	-
Provision for investment plan	-	-	8,946	-
Provision of fines and crushing site closure	-	-	1,654	-
Other	224	-	-	532
Balance to date	340	-	141,898	365,247
Net balance	340	-	-	223,349

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

181

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of March 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	106	-	106	233,968
Doubtful accounts impairment	(6,755)	(7)	-	(7)	(6,762)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	3,742	-	3,742	85,392
Unrealized gains (losses) from sales of products	(83,355)	(2,384)	-	(2,384)	(85,739)
Fair value of bonds	(350)	-	815	815	465
Severance indemnity	5,950	(208)	-	(208)	5,742
Hedging	(5,512)	(2,969)	-	(2,969)	(8,481)
Inventory of products, spare parts and supplies	(24,632)	(850)	-	(850)	(25,482)
Research and development expenses	4,285	2,898	-	2,898	7,183
Capitalized interest	26,904	(842)	-	(842)	26,062
Expenses in assumption of bank loans	4,011	(106)	-	(106)	3,905
Unaccrued interest	(150)	53	-	53	(97)
Fair value of property, plant and equipment	(70)	214	-	214	144
Employee benefits	(2,450)	2,460	-	2,460	10
Royalty deferred income taxes	7,791	114	-	114	7,905
Unused tax losses	(715)	(950)	-	(950)	(1,665)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(887)	-	(887)	(4,550)
Provision for investment plan	(8,946)	(639)	-	(639)	(9,585)
Provision of fines and crushing site closure	(1,654)	(567)	-	(567)	(2,221)
Other ID	308	4,427	-	4,427	4,735
Total temporary differences, losses and unused fiscal credits	223,009	3,737	815	4,552	227,561

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

182

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2014

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	162,378	18,037	53,447	71,484	233,862
Doubtful accounts impairment	(7,030)	2,534	(2,259)	275	(6,755)
Accrued vacations	(3,566)	239	(408)	(169)	(3,735)
Manufacturing expenses	66,759	6,630	8,261	14,891	81,650
Unrealized gains (losses) from sales of products	(84,711)	11,007	(9,651)	1,356	(83,355)
Fair value of bonds	(661)	-	311	311	(350)
Severance indemnity	4,628	(214)	1,536	1,322	5,950
Hedging	5,261	(11,038)	265	(10,773)	(5,512)
Inventory of products, spare parts and supplies	(20,829)	1,155	(4,958)	(3,803)	(24,632)
Research and development expenses	7,018	(2,808)	75	(2,733)	4,285
Capitalized interest	21,759	(2,032)	7,177	5,145	26,904
Expenses in assumption of bank loans	2,917	206	888	1,094	4,011
Unaccrued interest	(39)	(111)	-	(111)	(150)
Fair value of property, plant and equipment	603	(86)	(587)	(673)	(70)
Employee benefits	(381)	(1,901)	(168)	(2,069)	(2,450)
Royalty deferred income taxes	7,923	(132)	-	(132)	7,791
Unused tax losses	(468)	(247)	-	(247)	(715)
Purchase of intangible assets	235	-	-	-	235
Provision for lawsuits and legal expenses	(1,878)	(1,785)	-	(1,785)	(3,663)
Provision for investment plan	(4,225)	(2,532)	(2,189)	(4,721)	(8,946)
Provision of fines and crushing site closure	(1,600)	(54)	-	(54)	(1,654)
Other	(329)	(239)	876	637	308
Total temporary differences, losses and unused fiscal credits	153,764	16,629	52,616	69,245	223,009

During the period ended March 31, 2015 and December 31, 2014, the Company calculated and accounted for taxable income considering a rate of 22,5% and 21% respectively, in conformity with Law No. 20.780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018 for taxpayers who apply the “partially-integrated taxation system.” The maximum rate would be 25% starting from 2017 if the Company opts to use the “Attributed Income Taxation System.”

Such Law establishes that because SQM S.A. is openly-held shareholders’ corporations, in general the “Partially-integrated taxation system” is applicable, unless the Company opts to use the “Attributed Income Taxation System” as agreed by the shareholders at an Extraordinary Shareholders’ Meeting in the future.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

183

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

With respect to deferred taxes, the Company considered the provisions of Circular No. 856 issued by the Chilean Superintendence of Securities and Insurance, which requires that differences associated with deferred tax assets and liabilities generated as direct effect of an increase in the corporate income tax rate, should be accounted for in the related period against equity. The amount charged to equity for such concept was ThUS$52,304.

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of March 31, 2015 and December 31, 2014, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	03/31/2015	12/31/2014
	ThUS$	ThUS$

Chile	1,665	715
Total	1,665	715

Tax losses as of March 31, 2015 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of March 31, 2015 and December 31, 2014 are as follows:

	03/31/2015	12/31/2014
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(536)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)
Balances to date	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

184

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of March 31, 2015 and December 31, 2014 are detailed as follows:

	03/31/2015	12/31/2014
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	223,009	153,764
Increase (decrease) in deferred taxes in profit or loss	3,737	16,629
Increase (decrease) in deferred taxes in equity	815	52,616
Balances to date	227,561	223,009

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	03/31/2015	03/31/2014
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(24,055)	(28,189)
Adjustments to prior year current income tax	-	-
Current income tax expense, net, total	(24,055)	(28,189)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(3,737)	(676)
Deferred tax expense, net, total	(3,737)	(676)
Tax expense (income)	(27,792)	(28,865)

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

185

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	03/31/2015	03/31/2014
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(1,492)	(35)
Current income tax expense, domestic, net	(22,563)	(28,154)
Current income tax expense, net, total	(24,055)	(28,189)

Deferred tax expense by foreign and domestic parties, net

Deferred tax expense, foreign parties, net	60	(65)
Deferred tax expense, domestic, net	(3,797)	(611)
Deferred tax expense, net, total	(3,737)	(676)
Income tax expense	(27,792)	(28,865)

d.9	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

186

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	03/31/2015	03/31/2015	03/31/2015
	ThUS$	ThUS$	ThUS$
Cash flow hedge	3,595	(815)	2,780
Total	3,595	(815)	2,780

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	03/31/2014	03/31/2014	03/31/2014
	ThUS$	ThUS$	ThUS$
Cash flow hedge	8,542	(1,708)	6,834
Total	8,542	(1,708)	6,834

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

187

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	Income (expense)
	03/31/2015	03/31/2014
	ThUS$	ThUS$
Consolidated income before taxes	99,604	110,602
Income tax rate in force in Chile	22.5%	20%

Tax expense using the legal rate	(22,411)	(22,120)
Effect of royalty tax expense	(2,230)	(3,897)
Tax effect of non-taxable revenue	1,079	1,239
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(2,002)	(501)
Tax effect of tax rates supported abroad	(1,213)	(507)
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(1,015)	(3,079)
Tax expense using the effective rate	(27,792)	(28,865)

d.12	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

188

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

189

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	03/31/2015 ThUS$	12/31/2014 ThUS$
Current assets
Cash and cash equivalents	ARS	8	12
Cash and cash equivalents	BRL	19	29
Cash and cash equivalents	CLP	1,711	6,355
Cash and cash equivalents	CNY	270	769
Cash and cash equivalents	EUR	8,227	10,449
Cash and cash equivalents	GBP	53	5
Cash and cash equivalents	IDR	4	4
Cash and cash equivalents	INR	12	12
Cash and cash equivalents	MXN	281	736
Cash and cash equivalents	PEN	-	1
Cash and cash equivalents	THB	813	2,055
Cash and cash equivalents	YEN	1,545	1,701
Cash and cash equivalents	ZAR	955	4,046
Subtotal cash and cash equivalents		13,898	26,174
Other current financial assets	CLF	38,890	60,153
Other current financial assets	CLP	157,306	255,045
Subtotal other current financial assets		196,196	315,198
Other current non-financial assets	ARS	23	22
Other current non-financial assets	AUD	-	-
Other current non-financial assets	BRL	1	2
Other current non-financial assets	CLF	31	59
Other current non-financial assets	CLP	18,760	20,985
Other current non-financial assets	CNY	108	101
Other current non-financial assets	EUR	4,501	5,594
Other current non-financial assets	AED	-	-
Other current non-financial assets	INR	-	-
Other current non-financial assets	MXN	1,704	1,503
Other current non-financial assets	THB	39	42
Other current non-financial assets	YEN	18	-
Other current non-financial assets	ZAR	921	972
Subtotal other current non-financial assets		26,106	29,280
Trade and other receivables	ARS	-	-
Trade and other receivables	AUD	-	-
Trade and other receivables	BRL	24	29
Trade and other receivables	CLF	1,358	1,174
Trade and other receivables	CLP	53,782	80,240
Trade and other receivables	CNY	645	2,368
Trade and other receivables	EUR	35,953	24,496
Trade and other receivables	GBP	999	269
Trade and other receivables	MXN	353	322
Trade and other receivables	PEN	87	88
Trade and other receivables	THB	1,971	4,713
Trade and other receivables	INR	-	-
Trade and other receivables	ZAR	20,074	18,162
Subtotal trade and other receivables		115,246	131,861
Receivables from related parties	AED	379	379
Receivables from related parties	CLP	77	87
Receivables from related parties	EUR	1,628	1,360
Receivables from related parties	THB	1,835	1,506
Receivables from related parties	CNY	90	105
Receivables from related parties	YEN	173	206
Receivables from related parties	ZAR	3,124	3,771
Subtotal receivables from related parties		7,306	7,414

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

190

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	03/31/2015 ThUS$	12/31/2014 ThUS$
Current tax assets	AUD	-	-
Current tax assets	CLP	2,115	1,803
Current tax assets	EUR	60	68
Current tax assets	ZAR	-	-
Current tax assets	MXN	824	1,122
Current tax assets	PEN	244	253
Current tax assets	YEN	159	-
Subtotal current tax assets		3,402	3,246
Non-current assets
Other non-current financial assets	BRL	155	-
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	39	39
Subtotal other non-current financial assets		214	59
Other non-current non-financial assets	BRL	141	170
Other non-current non-financial assets	CLP	805	727
Subtotal other non-current non-financial assets		946	897
Non-current right receivable	CLF	469	1,028
Non-current right receivable	CLP	780	1,016
Subtotal non-current rights receivable		1,249	2,044
Equity-accounted investees	AED	20,403	19,459
Equity-accounted investees	CLP	1,327	1,159
Equity-accounted investees	IDR	-	-
Equity-accounted investees	EUR	8,034	8,004
Equity-accounted investees	INR	803	754
Equity-accounted investees	THB	2,084	2,038
Equity-accounted investees	TRY	17,316	14,956
Subtotal equity-accounted investees		49,967	46,370
Intangible assets other than goodwill	CLP	382	402
Intangible assets other than goodwill	CNY	-	1
Subtotal intangible assets other than goodwill		382	403
Property, plant and equipment	CLP	4,225	4,240
Subtotal property, plant and equipment		4,225	4,240
Total non-current assets		56,983	54,013
Total assets		419,137	567,186

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

191

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		03/31/2015			12/31/2014
Class of liability	Currency	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	6,493	2,402	8,895	4,822	6,329	11,151
Other current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other current financial liabilities		6,493	2,402	8,895	4,822	6,329	11,151
Trade and other payables	ARS	-	-	-	-	-	-
Trade and other payables	BRL	43	2	45	52	-	52
Trade and other payables	CHF	1	-	1	1	-	1
Trade and other payables	CLP	67,086	1,551	68,637	67,326	3,163	70,489
Trade and other payables	CNY	33	-	33	2,622	-	2,622
Trade and other payables	EUR	8,824	-	8,824	10,442	-	10,442
Trade and other payables	GBP	5	-	5	14	-	14
Trade and other payables	INR	1	1	2	1	-	1
Trade and other payables	MXN	3,135	5	3,140	20	-	20
Trade and other payables	PEN	2	-	2	6	-	6
Trade and other payables	ZAR	1,367	-	1,367	1,470	-	1,470
Subtotal trade and other payables		80,497	1,559	82,056	81,954	3,163	85,117
Other current provisions	ARS	-	-	-	-	-	-
Other current provisions	BRL	-	11	11	524	13	537
Other current provisions	CLP	13	-	13	9	-	9
Other current provisions	EUR	5	-	5	6	-	6
Other current provisions	INR	-	-	-	-	-	-
Subtotal other current provisions		18	11	29	539	13	552
Current tax liabilities	CLP	-	-	-	-	-	-
Current tax liabilities	EUR	-	-	-	-	1,544	1,544
Current tax liabilities	MXN	-	-	-	-	896	896
Subtotal current tax liabilities		-	-	-	-	2,440	2,440
Current provisions for employee benefits	CLP	-	-	-	-	-	-
Current provisions for employee benefits	MXN	-	-	-	-	-	-
Subtotal current provisions for employee benefits		-	-	-	-	-	-

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

192

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		03/31/2015			12/31/2014
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	1	1	2	18	-	18
Other current non-financial liabilities	CLP	8,356	3,002	11,358	5,557	2,158	7,715
Other current non-financial liabilities	CNY	12	-	12	-	-	-
Other current non-financial liabilities	EUR	1,703	-	1,703	546	-	546
Other current non-financial liabilities	MXN	770	72	842	1,479	62	1,541
Other current non-financial liabilities	AUD	70	-	70	70	-	70
Other current non-financial liabilities	PEN	-	-	-	-	-	-
Other current non-financial liabilities	THD	5	-	5	4	-	4
Other current non-financial liabilities	ZAR	-	-	-	37	-	37
Subtotal other current non-financial liabilities		10,917	3,075	13,992	7,711	2,220	9,931
Total current liabilities		97,925	7,047	104,972	95,026	14,165	109,191

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

193

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

	03/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$

Non-current liabilities
Other non-current financial liabilities	CLF	45,073	5,895	5,895	5,895	254,350	317,108
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		45,073	5,895	5,895	5,895	254,350	317,108
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	831	831
Non-current provisions for employee benefits	MXN	-	-	-	-	115	115
Non-current provisions for employee benefits	YEN	-	-	-	-	450	450
Subtotal non-current provisions for employee benefits		-	-	-	-	1,396	1,396
Total non-current liabilities		45,073	5,895	5,895	5,895	255,746	318,504

	12/31/2014
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$

Non-current liabilities
Other non-current financial liabilities	CLF	6,088	46,524	6,088	6,088	262,761	327,549
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		6,088	46,524	6,088	6,088	262,761	327,549
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	1,793	1,793
Non-current provisions for employee benefits	MXN	-	-	-	-	115	115
Non-current provisions for employee benefits	YEN	-	-	-	-	449	449
Subtotal non-current provisions for employee benefits		-	-	-	-	2,357	2,357
Total non-current liabilities		6,088	46,524	6,088	6,088	265,118	329,906

SQM S.A.

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

194

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 30	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.         Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment. As of March 31, 2015 and December 31, 2014, the balance amounts to ThUS$29,542 and ThUS$ 28,401, respectively.

2.         Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of March 31, 2015 and December 31, 2014, the balance amounts to ThUS$ 32,383 and ThUS$ 29,569 respectively.

3.         Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: as of March 31, 2015 no expenditure exists for this concept and as of December 31, 2014, the amount is ThUS$1,062.

4.         Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of March 31, 2015 and December 31, 2014, the balance amounts to ThUS$1,454 and ThUS$ 2,207, respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of March 31, 2015 ThUS$1,135, and correspond to non-metallic projects. Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

195

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Note 31	Complains and lawsuits filed by Servicio de Impuestos Internos (the Chilean IRS) against the Company’s legal representatives

Lawsuit filed by the SII

On March 23, 2015, Servicio de Impuestos Internos (the Chilean IRS) filed a criminal charge with the Eighth Supervisory Court in Preliminary Proceedings of Santiago, Chile for tax crime against the legal representatives of Soquimich S.A..,(the former CEO Patricio Contesse González, the current CEO Patricio de Solminihac and the Vice-President of Finance and Development Ricardo Ramos) to conduct an investigation on such individuals as presumed authors of tax crime for the undue reduction of net taxable income because of recording as expenses in the accounting records false invoices and fee receipts. Such charges are also filed against the taxpayers who provided the false tax documentation, which allowed the perpetration of the tax crimes.

Such criminal charge was filed against the legal representatives of SQM S.A., for their responsibility as authors of the tax crime as provided and established in Article 97 No. 4, subparagraph one of the Chilean Tax Code, as recurring crimes, which refers to the filing of maliciously incomplete or false tax returns or the use of other fraudulent procedures seeking to conceal or erroneously file the actual amount of transactions performed or evade taxes, which is noted in the undue reduction of the Company’s net taxable income by recording in the accounting records, false invoices and fee returns.

Complaint filed by the SII

On March 24, 2015, the Servicio de Impuestos Internos (the Chilean Internal Revenue Service) filed with the Public Ministry a complaint for tax crime against the legal representatives of SQM SA.(the former CEO Patricio Contesse González, the current CEO Patricio de Solminihac and the Vice-President of Finance and Development Ricardo Ramos) for the undue reduction of net taxable income of the Company by recording as expenses in its accounting records at least false fee receipts exceeding Ch$1,360 million. The complaint is also filed against other taxpayers that provided the false tax documentation that allowed perpetrating the tax crime. For their responsibility as authors of the crimes indicated and sanctioned by Article 97 No. 4 subparagraph one of the Chilean Tax Code, which refers to the filing of maliciously incomplete or false tax returns or the use of other fraudulent procedures seeking to conceal or erroneously file the actual amount of transactions performed or evade taxes and that established in the last subparagraph of the tax regulation referred to above related to the provision of false tax documentation which allows perpetrating other tax crimes.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

196

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Nota 32	Procesos sancionatorios

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2009 and 014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

Note 33	Events occurred after the reporting date

33.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended March 31, 2015 were approved and authorized for issuance by the Board of Directors at their meeting held on May 19, 2015.

33.2	Disclosures on events occurring after the reporting date

"The Company has not been noticed of a class action that would have been filed in the United States of America. However, the Company assumes that such proceedings may have effectively been filed and is gathering the related information.” (Reply to Official Communication No. 5.921 dated March 24, 2014 published in SQM’s web page)”.

On April 2, 2015, the Servicio de Impuestos Internos (the Chilean Internal Revenue Service) filed criminal charges associated with a tax crime against the legal representatives of SQM SA.(the former CEO Patricio Contesse González, the current CEO Patricio de Solminihac T. and the Vice-President of Finance and Development Ricardo Ramos R.) alleging a supposed undue reduction of net taxable income of the Company by recording as expenses in its accounting records 846 tax documents totaling an amount exceeding Ch$4,340 million. Such criminal charges are also filed against whoever are responsible as authors, accomplices or accessories of such crimes. This comprises 237 invoices of Ch$2,202 million and 609 fee receipts totaling Ch$2,145 million, which were issued during the period between tax years 2009 and 2014.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

197

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Nota 33	Events ocurred after the reporting date, (continued)

33.2	Disclosures on events occurring after the reporting date, (continued)

This proceeding seeks the investigation of the responsibility that may correspond to these individuals for the crime indicated and sanctioned as provided in Article 97 No. 4 subparagraph one of the Chilean Tax Code, which refers to the filing of maliciously incomplete or false tax returns or the use of other fraudulent procedures seeking to conceal or erroneously file the actual amount of transactions performed or evade taxes.”

On April 14, 2015, Sociedad Química y Minera de Chile S.A. reported in conformity with Article 50 bis of the Public Company Act –i– that the Bank of New York Mellon, as depositary bank of American Depositary Receipts (ADR) of SQM, received the instruction from StallingStone Holdings Limited, as the shareholder with more than 1% of the shares issued by SQM, of appointing Edward J. Waitzer as candidate to Independent Director for the Series B shares and –ii– that Sociedad de Inversiones Pampa Calichera S.A., as the shareholders with more than 1% of the shares issued by SQM, proposed H. Dieter Linneberg Arancibia as candidate to Independent Director for Series A shares.”

On April 17, 2015, SQM Salar S.A. delivered to the Public Ministry the accounting records for tax years 2009–2014 related to the investigation being conducted by such Ministry, the SII and SQM S.A. Ad-Hoc Committee related to payments made by SQM Salar S.A., which would not have the adequate supporting documentation to be qualified as expenses required to generate income in conformity with Chilean regulations. Such event was public and notorious.

On April 22, 2015, Sociedad Química y Minera de Chile S.A. reported that Sociedad de Inversiones Pampa Calichera S.A. appointed Hernán Büchi B., Juan Antonio Guzmán M., Dieter Linneberg A. and Wolf von Appen B. as candidates for members of the Board for being elected for Series A shares at the General Ordinary Shareholders' Meeting of April 24, 2015. Likewise, it reported that Potash Corporation of Saskatchewan Inc. appointed three of its executives –Joanne L. Boyes, Robert A. Kirkpatrick and Arnfinn F. Prugger– as candidates for members of the Board also to be elected for Series A shares at the same General Ordinary Shareholders’ Meeting of April 24, 2015.

On April 23, 2015, Sociedad Química y Minera de Chile S.A. replied to the Bolsa de Comercio de Santiago (Santiago Stock Exchange) that the only event of which the Company was aware and could explain the increase in the price of the shares of SQM was the appointment of candidates to members of the Board proposed by Sociedad de Inversiones Pampa Calichera S.A. and Potash Corporation of Saskatchewan Inc.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

198

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Nota 33	Events ocurred after the reporting date, (continued)

33.2	Disclosures on events occurring after the reporting date, (continued)

On April 24, 2015, Sociedad Química y Minera de Chile S.A. informed that at the General Ordinary Shareholders’ Meeting held on such date, the shareholders agreed the following:

1.	The approval of the Balance Sheet, Financial Statements, Annual Report and Account Inspector’s Report and the External Auditors’ Report of the Company for the annual period ended December 31, 2014.

2.	The shareholders agreed to appoint –i– Pricewaterhouse Consultores Auditores y Compañía Ltda. as the Company’s External Auditor –ii– Ms. Genoveva Cofré Gutiérrez and Mr. Angel Gómez Morales as the Company’s Regular Account Inspectors and Mr. Ricardo Marín Varas and Mr. Oscar Canales Tapia as the Company’s Alternate Account Inspectors and –iii– Fitch Chile Clasificadora de Riesgo Ltda., Feller Rate Clasificadora de Riesgo Ltda. and Clasificadora de Riesgo Humphreys Ltda. as the Company’s Risk Raters for commercial year 2015.

3.	The shareholders approved the Company’s Investment Policy and Financing Policy for commercial year 2015.

4.	The shareholders approved the distribution and payment of a dividend declared of US$0.56304 per share. Notwithstanding understanding that such amount –i– has been partially paid previously through provisional dividend of US$ 0.41493 per share which SQM S.A. paid and distributed starting from December 12, 2014 and –ii– the remaining portion will be paid through a dividend of US$ 0.14811 per share, which SQM S.A. will pay and distribute starting from May 8, 2015 and in its equivalent amount in Chilean pesos (the domestic currency) – i.e., Ch$91.54975 per share–.

5.	The shareholders agreed to appoint Mrs. Joanne L. Boyes, Mr. Hernán Büchi B., Mr. Juan Antonio Guzmán M., Mr. Robert A. Kirkpatrick, Mr. Hans Dieter Linneberg A., Mr. Arnfinn F. Prugger, Mr. Wolf Von Appen B. and Mr. Edward J. Waitzer as the new directors of SQM S.A. and approved the remuneration that will be paid to such directors. In addition, at the meeting the Mr. Hans Dieter Linneberg A. and Mr. Edward J. Waitzer were proposed and appointed as the Company’s Independent Directors.

6.	The shareholders approved the remuneration that will be paid to the members of the Company’s Directors’ Committee and establish the annual budget for the expenses of such Committee and its advisors.

7.	The shareholders approved the remuneration that will be paid to the members of the Health, Safety and Environment Committee and the Ad-Hoc Committee and other Company’s Committees.

8.	The shareholders appointed ”El Mercurio de Santiago” the newspaper for the Company’s place of business and nationwide circulation newspaper to publish advertisements to call for the Company’s General Shareholders’ Meetings.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

199

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Nota 33	Events ocurred after the reporting date, (continued)

33.2	Disclosures on events occurring after the reporting date, (continued)

Additionally, the Company’s shareholders were also informed and became aware at that meeting of the following matters:

1.	The execution of the acts and contracts entered into by the Company referred to in Title XVI of Law No. 18.046.

2.	The Company’s Board of Directors’ expenses incurred during 2014.

3.	The Company’s Dividend Policy for commercial year 2015.

4.	The “2014 Annual Management report” issued by the Company’s Directors’ Committee and other matters related to such Committee.

5.	The analyses –foundations and priorities– of the Company’s Directors’ Committee and Board of Directors to propose to the Shareholders’ Meeting the appointment of Pricewaterhouse Consultores Auditores y Compañía Ltda. as the External Auditors of SQM S.A. and its subsidiaries for commercial year 2015.

6.	The fact that the Company will provide free of charge the information indicated in Circular No. 1494 issued by the Chilean Superintendence of Securities and Insurance (SVS).

Subsequently, on the same date, the Company’s Directors held an Extraordinary Board of Directors’ Meeting after accepting their positions:

1.	Appointed Mr. Juan Antonio Guzmán M. as the Company’s Chairman of the Board of Directors and Mr. Edward J. Waitzer as Vice-Chairman of the Board of Directors.

2.	Appointed Mr. Hernán Büchi B., Mr. Hans Dieter Linneberg A. and Mr. Edward J. Waitzer as members of the Directors’ Committee and Audit Committee of SQM.

3.	Appointed Mrs. Joanne L. Boyes, Mr. Arnfinn F. Prugger and Mr. Wolf von Appen B. as members of the Company’s Health, Safety and Environment Committee.

4.	Appointed Mr. Robert A. Kirkpatrick, Mr. Wolf von Appen B. and Mr. Edward J. Waitzer as members of the Ad-Hoc Committee of SQM.

5.	Appointed Mr. Robert A. Kirkpatrick, Mr. Dieter Linneberg A. and Mr. Edward J. Waitzer as members of the Company’s Corporate Governance Committee.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

200

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Nota 33	Events ocurred after the reporting date, (continued)

33.2	Disclosures on events occurring after the reporting date, (continued)

On April 24, 2015, Sociedad Química y Minera de Chile S.A. reported on the investigations it had been conducting in its different subsidiaries to determine the existence of payments made, which would not have the adequate supporting documentation to be qualified as expenses required to generate income in conformity with Chilean regulations. Such investigation covered tax years 2009–2014, and allowed a preliminary identification of payments made by the subsidiary SQM Salar S.A. for an amount lower than 17% of the amount noted at SQM S.A. and subsequently, generated the beginning of the related amendments with the SII.

On April 30, 2015, the Arbitrator judge rejected in its entirety the proceeding filed by E-CL against SQM S.A. in 2013.

On April 30, 2015, the Public Ministry, after reviewing the charges filed by the SII, formalized charges against the former CEO of SQM S.A. in connection with payments of receipts and invoices that would have been approved by him and that might not be sufficiently supported for the associated services and, with regard to this with the supposed filing of maliciously incomplete or false tax returns or the use of other fraudulent seeking to conceal or erroneously file the actual amount of transactions performed or evade taxes. If, as result of the subsequent investigation, the former CEO of SQM S.A. is sanctioned by the Criminal Oral Proceedings Court, SQM S.A. may also be subject to payment of a sanction imposed by the Eighth Criminal Oral Proceedings Court for an amount equivalent from 50% and 300% of taxes paid. The Company believes it is no necessary to recognize a provision at this stage.”

On April 30, 2015, SQM S.A. communicated it would need an extended term to deliver its Annual 20-F report and that such additional term relates to the investigation indicated above being conducted by the Ad-Hoc Committee and its lawyers, as well as IT experts.

On May 12, 2015, SQM S.A. specifically reported in regard to this to the SVS and provided the supplementary information required.

On May 11, 2015, the SII filed with the Eighth Criminal Oral Proceedings Court of Santiago two criminal charges within the framework of the Penta and SQM cases, for tax crimes linked to the provision of ideologically false invoices and fee receipts, the evasion of tax on donations and the filing of maliciously incomplete or false tax returns. Charges are filed against 12 individuals and whoever are found guilty as authors, accomplices or accessories to the tax crimes mentioned above.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

201

Notes to the Consolidated Financial Statements as of March 31, 2015 ( Unaudited )

Nota 33	Events ocurred after the reporting date, (continued)

33.2	Disclosures on events occurring after the reporting date, (continued)

Crime charges have been filed against Clara Bensán and Giorgio Martelli, to pursue the responsibility they might have for having provided a total of 16 ideologically false fee receipts and/or tax exempt invoices to Soquimich and Sociedad Asesores en Gestión Integral Limitada totaling Ch$135,338,700. Likewise, for having performed actions in order to evade tax on donations established in Law No. 16.271. Crime charges have also been filed against the legal representatives of Sociedad Química y Minera de Chile.

On May 18, 2015, SQM S.A. reported to the SVS that on such date it has delivered to the U.S. Securities Exchange Commission its 20-F Annual Report for the year ended December 31, 2014.

Management was not aware of any other significant events, occurred between March 31, 2015 and the date of issuance of these consolidated financial statements, that may affect them significantly.

33.3	Detail of dividends declared after the reporting date

At the date of these financial statements, there are no dividends declared after the reporting date.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

202

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: June 30, 2015
/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM

Los Militares 4290,

Las Condes, Santiago, Chile

Tel: (56 2) 425 2000

www.sqm.com

203